06035332

DEMAND EXCEPTIONAL ABILITIES



Annual Report 2005

IPC HOLDINGS, LTD.

CONTENTS



EXTREME CONDITIONS DEMAND EXCEPTIONAL ABILITIES

In 2005, there were 27 named storms in the north Atlantic, a record number. Katrina, the worst among them, ravaged the Gulf coast of the United States and became the single costliest disaster in history. Aggregate losses for the year covered by the property catastrophe insurance industry were $60-$80 billion. To say our resilience was tested is an understatement.

IPC passed the test with more resilience than most thanks to our business model. By maintaining strict limits on exposures and prudently spreading our book of business across the world, our losses were manageable.

We remain on solid footing. With premium increases and fresh shareholders' equity, we continue to offer capacity where others cannot, and remain ready and able to take advantage of opportunity.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

Financial highlights

(Expressed in thousands of United States dollars except for per share amounts)

For the years ended December 31	2005	2004	2003	2002	2001
Gross Premiums Written	472,387	378,409	322,762	259,685	133,057
Net Premiums Written	450,806	358,311	308,296	254,275	128,639
Total Revenues	518,957	416,344	363,071	233,541	156,236
Net (Loss) Income	(626,063)	138,613	260,629	157,906	(3,933)
Basic Net (Loss) Income per Common Share	(12.30)	2.87	5.41	3.28	(0.15)
Cash Dividends per Common Share	0.88	0.88	0.72	–	0.16
As of December 31					
Total Assets	2,778,281	2,028,290	1,769,458	1,473,975	1,301,716
Shareholders' Equity	1,616,400	1,668,439	1,569,159	1,291,483	1,105,794



IPC has had a clear business focus since the day our business was founded. We provide property catastrophe excess of loss reinsurance programs to a geographically diverse, worldwide clientele of primary insurers with whom we maintain long-term relationships. We are trained specialists who help our clients serve their clients more effectively. Each step we take is disciplined. Each transaction contains the potential of reward for all parties.

FOCUS



LETTER TO THE SHAREHOLDERS

The last year will truly be remembered as one of extreme conditions for the insurance industry. There were a record number of Atlantic windstorms, the first season with three Category five hurricanes, the strongest hurricane on record and the largest insured property catastrophe loss together with record total insured property catastrophe losses. All of this, together with the continued regulatory investigations, has kept the insurance sector very much in the public eye. Our Company predominantly provides property catastrophe reinsurance and therefore the weather related events have had a major impact on our 2005 results, with a reported net loss of $623 million. On the regulatory front, we are pleased to report that the Company did not have any of the issues concerning placement service agreements, finite reinsurance, restatement of earnings or other matters which generally plagued the industry in 2005.

It was expected that a massive event would bring significant losses to the industry and that our results would be affected accordingly. Hurricane Katrina was a record-shattering event with the consequential loss impact to the Company matching our expectations of an event of this magnitude. The Company has always prided itself on its transparency, which includes publicly recording our total aggregate liabilities in the various areas of the world, and also its capital management. The writing of risks primarily on an excess of loss basis allows us to manage the total amount of risk we assume and therefore not over expose our capital base. This has been ratified by the 2005 events whereby, although we had significant losses, the Company remained strong and able to meet all contractual liabilities.

Our recent capital raising, which took place in the fourth quarter of last year, allowed us to be in a position of being able to offer to our existing clients a consistent level of capacity for the 2006 renewals, despite the increased capital requirements by rating agencies. Market conditions were generally healthy during 2005, especially regarding United States and Japanese contracts where losses had occurred in 2004, and we saw further improvement on the January 2006 renewals. The catastrophes of 2005 have resulted in many of our competitors re-evaluating and changing their business approaches, either due to internal return concerns or rating agency constraints. We have also reviewed our business model in light of the lessons learned from 2005 and have made some initial minor changes, as we believe our overall model has been mostly validated by last years events. We were one of many insurance and reinsurance companies that had downgrades in financial strength rating by rating agencies during their fourth quarter reviews of the industry. Both A.M. Best Company and Standard and Poor's reduced our rating from A+ to A, which are still strong ratings. We believe that the level of capital required to retain an A+ rating was not economical in being able to obtain sufficient return for our shareholders. The present A rating, when coupled with the downgrading of many competitors to lower ratings, has not unduly affected our competitive position within the industry.

At the end of 2005, we had total assets of nearly $2.8 billion, reserves for losses in excess of $1 billion and shareholders' equity of over $1.6 billion. We expect to pay a substantial portion of the loss reserves over the next twelve months, which will reduce assets and liabilities accordingly. Your Board of Directors maintained the payment of a dividend, albeit at a reduced level post capital raise, and the Management and Board continue to review capital utilization and structure in order to maximize shareholder value.

2005 has been another trying and extremely active year and we wish to once again commend our staff across all the departments of underwriting, claims, finance and administration for their hard work and performance. It is this dedication that allows us to meet our clients' needs and strengthens our reputation and standing amongst the industry. We also would like to acknowledge our previous Chairman Joseph Johnson, who retired at the end of 2005, and Tony Pilling, who resigned from the Board in February 2006. Joe's wisdom and guidance, since our incorporation in 1993, has been the foundation on which the Company has been built and grown. We will miss his involvement greatly. Tony had also been on the Board for many years and had provided us with his experience and knowledge. Unfortunately Tony passed away soon after his resignation and our condolences go out to his family.

Frank Mutch
Chairman



James P. Bryce
President & Chief Executive Officer







Left
Frank Mutch, Chairman

Right
James P. Bryce, President & Chief Executive Officer

In our business, the fine line must be tread between acting on opportunity and mitigating risk. IPC has maintained that ability by remaining compact and efficient. We pride ourselves on the speed at which we turn around submissions, contract wordings, and claim payments. To ensure transparency, we publicly post our total aggregate liability exposures across the world.

ABILITY



IPC AT A GLANCE

Aggregate Limits of Liability

At January 1, 2006

Worldwide

Including United States		
Aggregate Limit of Liability	$	262m
Excluding United States		
Aggregate Limit of Liability	$	68m

Canada

Aggregate Limit of Liability	$	203m

United States

Aggregate Limit of Liability by area		
Alaska	$	720m
Atlantic	$	1,084m
Gulf	$	1,040m
Hawaii	$	645m
Mid West	$	1,016m
New England	$	1,063m
North Central	$	1,051m
West	$	1,029m



Gross premiums written by geographic area

(excluding reinstatement premiums)

For the year ended December 31, 2005

Worldwide		
Including United States	$	66m
Excluding United States	$	6m
United States	$	136m
Japan	$	24m
Australia/New Zealand	$	15m
Other	$	2m
Europe	$	94m



Northern Europe

Aggregate Limit of Liability	$	1,055m

Japan

Aggregate Limit of Liability	$	291m

Australia/New Zealand

Aggregate Limit of Liability	$	309m

Gross premiums written by class

(excluding reinstatement premiums)

For the year ended December 31, 2005

Catastrophe Excess of Loss	$	285m
Risk Excess of Loss	$	10m
Retrocessional Reinsurance	$	26m
Aviation	$	10m
Other	$	12m





TEAMWORK

Relationships are everything in reinsurance, and especially vital when conditions are extreme. Our experienced management team is supported by a staff of exceptionally talented underwriters and administrators. We have long-term relationships with clients, brokers, and shareholders. We earn their confidence with a transparent balance sheet, strong financial ratings, and the added value of transactional excellence, a high standard we have set for ourselves in the service of our clients.

OPERATIONS REVIEW

2005 was a year of extreme conditions with an exceptionally active hurricane year dominated on the loss front by hurricane Katrina and its after effects. The insured property losses alone from this one event have been estimated at up to record amounts of $45 billion by the Swiss Re Sigma report, which is over twice as costly as insured losses from hurricane Andrew in 1992. Katrina was followed by hurricanes Rita and Wilma, which rank as the joint sixth costliest insured losses with estimates of $10 billion each. The last year saw both frequency and severity. We had a record number of catastrophe events and total estimated insured losses reached a record $83 billion, which far exceeded the previous highest property loss year of $49 billion in 2004. Aside from hurricanes Katrina, Rita and Wilma, the other major losses of 2005 were winter storm Erwin which predominantly affected Scandinavia, the European floods affecting Switzerland and Germany and hurricane Dennis affecting parts of the Caribbean and the United States. We as a Company focus on the insured losses but are also mindful of those events which have a larger cost of human tragedy. While Katrina garnered the most attention, an earthquake in October in Pakistan, India and Afghanistan had little insured loss but over 70,000 people tragically lost their lives.

Our business is focused on property catastrophe excess of loss reinsurance and therefore our 2005 results fully reflect these record catastrophe losses. Our aim is to protect our clients from the volatility of losses while also not over-exposing our shareholders' capital, all the while trying to earn an adequate return on equity over the insurance cycle. Our results should not be judged on a single year basis except for assessing how well we protected our capital in order to ensure our continued operation, and our ability to meet our obligations to our clients. 2005 saw record worldwide losses and we recorded over $1 billion in gross losses, but even absent the capital raising we would still have had shareholders' equity in excess of $1 billion. This ratified our disciplined underwriting and prudent capital management.

Our philosophy has remained unchanged; we are seeing a healthy market and underwriting discipline is being maintained. Our industry has learned a great deal from the events of the last two years where there has been over $130 billion in insured losses with five of the top eight costliest insured losses of all time. In 2004 we had four hurricanes making landfall in Florida plus a record number of typhoons making landfall in Japan. 2005 brought a record number of Atlantic hurricanes with four making landfall in the Gulf states of the United States





Left
John Weale,
Senior Vice President &
Chief Financial Officer

Right
Steve Smith,
Assistant Vice President
Underwriting

with devastating effect, as well as two notable European catastrophes. The basic premise of Insurance 101 that the premiums of the many must pay for the losses of the few has never been more relevant. Ours is a global business and geographic diversity is necessary to build a balanced portfolio of insurance risk. Insurance and reinsurance rates worldwide need to reflect the risks that the companies assume. The "Butterfly Effect" works in insurance, but rather than a butterfly flapping its wings in one area of the world causing a tornado in another unrelated area, we have a hurricane in one area of the world causing insurance rates to rise in unaffected areas.

The events of 2004 had a spill over into 2005 on a few fronts. The difficulties we reported last year in companies assessing their level of losses arising from the four Florida hurricanes were very apparent with revisions being made through the first two quarters of 2005. The challenges that this cluster of losses brought to the historic loss models, the strain placed upon our clients' loss adjusters and the significant demand surge for building resources all affected the accuracy of our clients' individual loss estimations. We took our experiences from the 2004 loss reserving process and applied what we had learned to the catastrophes of 2005. The reserving process is still an uncertain process but we feel that we have a much better understanding of the changing dynamics affecting losses. This has especially been reflected in our reserving for hurricane Katrina where we have not had to make the significant revisions which have plagued many of our competitors.

We were very gratified with the response to our fourth quarter share offerings both from our existing shareholders and new investors. We felt that it was necessary that we should meet our shareholders and explain the results of hurricane Katrina face to face, unlike some other companies who raised capital at the







Left
Glenn Clinton,
Vice President
Underwriting

Top right
Peter Cozens,
Senior Vice President
Underwriting

Bottom right
Rob Newman,
Vice President Finance

end of 2005. We value our relationship with our stakeholders, many of whom have been with us for a considerable time. The overall stability of shareholders has allowed us to continue with our original business plan and focus on the catastrophe risks that we understand. We have, and are able, to obtain and retain good business through our preeminent service, strong ratings and transparency of both our published aggregate risks assumed and our balance sheet.

Corporate governance continues to be very important to the Company, our Board of Directors and the Management and staff. The "first year after the first year" of the increased regulations imposed by the Sarbanes-Oxley Act of 2002 has been another demanding process but the results of our testing and evaluation gives us confidence that our controls are strong and functioning effectively.

The Company continues its policy of prudent investing of the funds generated from operations and the capital raising. We have made some enhancements by allowing for a lengthening of the duration of a portion of the fixed income portfolio and also by placing some of the new capital funds in shorter dated securities to match our expected cash outflow during the next year. With the on-going payment of losses for the last two years' events, we expect a significant cash outflow over the next year. The diversified nature of our investment portfolio has once again proved beneficial as, while fixed income yields have improved, the equity and hedge fund investments have added greatly to our investment returns.

2005 has been an extreme year for our industry, a year like no other. We have weathered the storms and emerged with strength ready to take advantage of the opportunities ahead. We are seeing a healthy and strengthening marketplace where changes in expectations on rates, terms, exposures and risks are taking place. We regularly review our plans to reconfirm that we are using our capital appropriately and effectively, and ensuring that we assist our clients in navigating the dramatic changes they face.





Left
Steve Fallon,
Senior Vice President
Underwriting

Right
Marco Nicolini,
Vice President
Underwriting

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition, including, but not limited to, expectations regarding market cycles, renewals and our ability to increase written premium volume and improve profit margins, market conditions, the impact of current market conditions and trends on future periods, the impact of our business strategy on our results, trends in pricing and claims and the insurance and reinsurance market response to catastrophic events. Some forward-looking statements may be identified by our use of terms such as "believes," "anticipates," "intends," or "expects" and relate to our plans and objectives for future operations. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. We do not intend, and are under no obligation, to update any forward-looking statement contained in this report. The largest single factor in our results has been and will continue to be the severity or frequency of catastrophic events, which is inherently unpredictable. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including, but not limited to, the following: (i) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our estimates; (ii) any lowering or loss of one of the financial ratings of IPC Holdings' wholly-owned subsidiary, IPCRe Limited ("IPCRe" and together with the Company, IPCRe Europe (as defined herein) and IPCUSL (as defined herein), "we" or "IPC"); (iii) a decrease in the level of demand for property catastrophe reinsurance, or increased competition owing to increased capacity of property catastrophe reinsurers; (iv) the effect of competition on market trends and pricing; (v) the adequacy of our loss reserves; (vi) loss of our non-admitted status in United States jurisdictions or the passage of federal or state legislation subjecting us to supervision or regulation in the United States; (vii) challenges by insurance regulators in the United States to our claim of exemption from insurance regulation under current laws; (viii) a contention by the United States Internal Revenue Service that we are engaged in the conduct of a trade or business within the U.S.; (ix) loss of services of any one of our executive officers; (x) changes in interest rates and/or equity values in the United States of America and elsewhere; or (xi) changes in exchange rates and greater than expected currency exposure.

Success is measured in the light of your goals. Our goal is to reward all stakeholders over the long term. In any given year, the market, the weather, and the dynamics of risk, can raise or lower our annual results. But vast potential remains. Freshly capitalized, with a high-quality balance sheet, established capacity, and remarkable talent, IPC is well prepared for the next peak of success.

SUCCESS





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to the "Company" mean IPC Holdings and references to "we", "us", "our" or "IPC" mean IPC Holdings together with its wholly-owned subsidiaries, IPCRe Limited ("IPCRe"), and IPCRe Underwriting Services Limited ("IPCUSL"). This discussion should be read in conjunction with our Consolidated Financial Statements and related notes for the year ended December 31, 2005.

General Overview

We commenced operations in June 1993. An overview of our principal lines of business is provided under "Item 1 Business – General Development of Business – Overview" as set forth in our report on Form 10-K for the fiscal year ended December 31, 2005. Property catastrophe reinsurers tend to experience significant fluctuations in operating results primarily because of the unpredictable frequency of occurrence or severity of catastrophic events. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.

In our discussion below, when we refer to written premiums, we include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are concentrated in the first quarter of each calendar year. About 60% (by volume) of the annual premiums we write each year are for contracts which have effective dates in the first quarter, about 20% in the second quarter, and about 15% in the third quarter. Premiums are typically due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is usually twelve months.

Premiums (cash) received which are surplus to our short term funding requirements are invested in accordance with our investment guidelines. Our current investment strategy is defined primarily by the need to safeguard our capital, since we believe that the risks inherent in catastrophe reinsurance should not be augmented by a speculative investment policy. For this reason, our investment policy places a strong emphasis on the quality and liquidity of investments.

Other factors which can affect operating results are competition, changes in levels of underwriting capacity, and general economic conditions. Underwriting results of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets by purchasing more reinsurance. After significant catastrophic events, rating agencies may also require that insurance companies reduce the level of their exposures in relationship to the amount of their shareholders' funds. This can be achieved by writing less business, buying more reinsurance, or raising more capital, or any combination thereof. The same rating agency pressures have also been applied to reinsurance companies, who have similar options. Thus the supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of returns being earned by the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of intense price competition due to excessive underwriting capacity and periods when shortages of capacity permit favourable premium levels. Since underwriting capacity reflects the amount of shareholders' equity (also known as "policyholders' surplus" in mutual companies), increases in the frequency or severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced, and expect to continue to experience, the effects of these cycles.

Events from 1996 to 2005 demonstrated the cyclicality and volatility of catastrophe reinsurance business. In 1996, 1997, 2000, 2002 and 2003, few major catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998, 1999, 2001, 2004 and 2005 in many parts of the world, including numerous hurricanes, hail storms, tornadoes, cyclones and the terrorist attacks that were carried out in the U.S. on September 11, 2001. Most recently, during 2004 and 2005, the combined insured property losses from all catastrophic events set new consecutive annual records. Events in 2004 included the four hurricanes that made landfall in Florida and affected other parts of the south-eastern United States and the Caribbean in the third quarter, and a record number of typhoons which made landfall in Japan, several of which resulted in significant insured losses. Published estimates of the aggregated industry losses from these third quarter, 2004 events range from $30 billion to $35 billion. During 2005, there was a record number (27) of named storms in the north Atlantic, including hurricanes Katrina, Rita and Wilma. In addition, cyclone Erwin affected parts of northern Europe in January, 2005 and floods impacted parts of central Europe in August, 2005. Hurricane Katrina and the flooding that subsequently affected New Orleans and other parts of Louisiana are estimated to have resulted in the largest amount of insured losses from associated events. Estimates of the aggregated industry losses from 2005 events range from $60 billion to $80 billion. Estimated industry loss amounts have been derived from recognized sources such as Swiss Re's Sigma publication and reports from Property Claim Services ("PCS"), which tracks insured catastrophic events in the United States of America.

From 1996 to 1999, there was an increase in the supply of reinsurance capacity, which caused downward pressure on pricing. For the January 2000 renewal cycle, due to the increased levels of claim activity, premium rates were at a similar level to 1999. Significant claims incurred by many reinsurers during 2000 as a result of events in late 1999, followed by several catastrophic events in 2001, resulted in a contraction of capacity. Consequently, renewals during the fourth quarter of 2000 and throughout 2001 and 2002 saw premium rates increasing by between 10% and 25%, on average, for contracts which had not suffered losses, with significantly higher increases for those contracts which had suffered losses. During the fourth quarter of 2001, in response to the reduction in the capacity and anticipated increased demand, many companies, including ourselves, raised additional capital. There were also a number of new insurance and reinsurance companies formed in Bermuda and elsewhere, hoping to satisfy demand and benefit from improved market terms and conditions. We believe that the additional capital flowing into the market affected price increases in 2002 and 2003, as they were not as large as previously anticipated. While prices continued to increase during 2003 and 2004, the rate of increase moderated over time, such that pricing in the second half of 2004 was generally leveling off. Despite the level of catastrophe activity in 2004, pricing of our business





Top
Kathy Powell,
Claims

Bottom
Judy Gardecki,
Assistant Vice
President Claims

renewing in the first half of 2005 was generally flat or with modest declines of around 5% for contracts that had not incurred any losses, while loss-impacted contracts had increases of between 10% and 25%. Renewals of contracts with U. S. cedants from July 1, 2005 onwards saw the return of modest increases in premium rates, generally as a result of additional development of claims from events in the third quarter of 2004. Because of the unprecedented level of insured losses from events which occurred in the second half of 2005, pricing for contracts with U.S. cedants saw significant increases, especially contracts with coastal exposures, during negotiations for business renewing January 1, 2006. Generally, renewals of contracts with U.S. cedants who had not had claims arising from events in 2004 or 2005 saw price increases in the range of 10% to 25%, while contracts that had incurred losses in 2005 saw increases of between 50% and 100%, or more. Pressure on the amount of reinsurance capacity available not only resulted from the significant financial impact of catastrophic events in 2005, but also because of changes in rating agency requirements in respect of insurance/reinsurance companies' capital levels. In response to these new requirements, as well as to meet anticipated increased demand, many companies, including ourselves, raised capital, to at least replenish what had been lost as a result of 2005 catastrophes. Similar to events in the fourth quarter of 2001, a number of new reinsurance companies formed in Bermuda and elsewhere. From 2002 to 2005, we believe that we were able to increase the amount of business allocated to us and our market share because of our reputation, capital base, Standard & Poor's ("S & P") and A.M. Best Company ("A.M. Best") ratings and long-standing client relationships. In addition, we were able to offer additional underwriting capacity created by our increased capital base, to our existing clients, and also to new clients. These factors were reflected in the significant increase in our written premium volume from 2002 to 2005, in comparison to 2001. As a result of the impact of catastrophes occurring in 2005 on our shareholders' funds, offset in part by our capital raising, the amount of capacity we are able to offer at the beginning of 2006 is approximately 3% less than at the beginning of 2005. However, we believe that because of price increases, the amount of premiums that we will generate from the capacity offered will increase in comparison to 2005.

With respect to terms and conditions other than pricing for renewals in the period 2002 to 2005, the coverage of claims that are the result of "terrorist acts" was generally excluded from property catastrophe reinsurance contracts covering large commercial risks, but not excluded for personal lines or other coverages except where caused by nuclear, biological or chemical means. Between 2002 and 2005, IPCRe has participated in a number of underwriting pools which cover property losses arising from terrorist acts as a separate hazard.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 ("TRIA") was signed into law. It expired at the end of 2005, but was renewed in modified form for 2006 and 2007. TRIA, which does not apply to reinsurance companies such as IPCRe, established a temporary federal program which requires U.S. and other insurers to offer coverage in their commercial property and casualty policies for losses resulting from terrorists' acts committed by foreign persons or interests in the United States or with respect to specified U.S. air carriers, vessels or missions abroad. The coverage offered may not differ materially from the terms, amounts and other coverage limitations applicable to other policy coverages. Generally, insurers will pay all losses resulting from a covered terrorist act to policyholders, retaining a defined "deductible" and 10% of losses above the deductible. In its revised form, the insurers' deductible level is raised from 15% of earned premiums in covered lines in 2005, to 17.5% for 2006, and 20% in 2007. The Federal Government will reimburse insurers for 90% of losses above the deductible and, under certain circumstances, the federal government will require insurers to levy surcharges on policyholders to recoup for the Federal Government its reimbursements paid. The trigger for federal outlays has been raised from $5 million in insured losses arising from a terrorist act, to $50 million in 2006, and $100 million in 2007. As a result of TRIA, our participation in coverage for terrorism within the United States declined during 2003, 2004 and 2005. We have continued to exclude losses resulting from terrorist acts, as defined in this legislation, from U.S. property catastrophe contracts covering large commercial risks incepting January 1, 2006.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements. The following is a summary of the accounting policies for the three main components of our balance sheet and statement of (loss) income: premiums, losses (claims), including reserves and investments / investment income.

Premiums

Premiums are recorded as written at the beginning of each policy, based upon information received from ceding companies and their brokers, and are earned over the policy period. For excess of loss contracts, the amount of deposit premium is contractually documented at inception, and therefore no management judgement is necessary in accounting for this. Premiums are earned on a pro rata basis over the policy period. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. We account for such premium using initial estimates, which are reviewed regularly with respect to the actual premium reported by the ceding company. At December 31, 2005, the amount of premium accrued resulting from managements' estimates for proportional treaties was approximately 2% of total gross premiums written for the year then ended.

Reinstatement premiums are recognized and accrued at the time we incur a loss and where coverage of the original contract is reinstated under pre-defined contract terms and are earned pro-rata over the reinstated coverage period. Such accruals are based upon actual contractual terms applied to the amount of loss reserves expected to be paid, and the only element of management judgement involved is with respect to the amount of loss reserves as described below, and associated rates on line (i.e. price). The amount accrued at December 31, 2005 for estimated reinstatement premiums on Reported But Not Enough losses ("RBNE") and Incurred But Not Reported ("IBNR") loss reserves was $37.8 million.

Loss Reserves

Under accounting principles generally accepted in the United States of America, we are not permitted to establish loss reserves until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date are established, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

Estimating appropriate loss reserves for catastrophes is an inherently uncertain process. Loss reserves represent our estimates, at a given point in time, of ultimate





Left
Kathy Bromby, Accounting

Right
Sandra Smith, Administration

settlement and administration costs of losses incurred (including IBNR and RBNE losses). We regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

The reserve for losses and loss adjustment expenses is based upon reports from industry sources, including initial estimates of aggregate industry losses, individual case estimates received from ceding companies and/or their brokers, output from commercially available catastrophe loss models and management's estimates. When a catastrophic event occurs, we first determine which treaties may be affected using our geographic database of exposures. We then contact the respective brokers and ceding companies involved with those treaties, to determine their estimate of involvement and the extent to which the reinsurance program is affected. We may also use computer modeling to measure and estimate loss exposure under the actual event scenario, if available. Since 1993, we have contracted AIR Worldwide Corporation for the use of their proprietary models – currently CATRADER® – as part of our modeling approach. These computer-based loss modeling systems utilize A.M. Best's data and direct exposure information obtained from our clients. Once an event occurs, we establish a specific reserve for that event, based upon estimates of total losses incurred by the ceding insurers and the industry as a whole, as a result of the event and a specific estimate of the portion of such loss we have reinsured. Management's estimates are used for IBNR or RBNE loss amounts. For catastrophic events there is often considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and additional information becomes known, the reserves are adjusted as necessary. However, complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which we are notified of changes to loss estimates. Such adjustments, if necessary, are reflected in results of operations in the period in which they become known. For excess of loss business, which is generally over 90% of the premium we write, we are aided by the fact that each treaty has a defined limit of liability arising from one event. Once that limit has been reached, we have no





Left
Ana Medeiros, Underwriting

Right
Joanna Shillington, Accounting

further exposure to additional losses from that treaty for the same event. For proportional treaties, we generally use an initial estimated loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned), based upon information provided by the ceding company and/or their broker and our historical experience of that treaty, if any. The estimate is adjusted as actual experience becomes known.

At December 31, 2005, management's estimates for IBNR/RBNE represented approximately 33% of total loss reserves. The majority of the estimate relates to reserves for claims from hurricanes Katrina, Rita and Wilma, which affected various parts of Gulf coast states between August and October 2005. If our estimate of IBNR/RBNE loss reserves at December 31, 2005 was inaccurate by a factor of 10%, our results of operations would be impacted by a positive or negative movement of approximately $35 million. If our total reserve for losses at December 31, 2005 was inaccurate by a factor of 10%, our incurred losses would be impacted by approximately $107 million, which represents approximately 7% of shareholders' equity at December 31, 2005. In accordance with IPCRe's registration under the Bermuda Insurance Act 1978 and Related Regulations (the "Insurance Act"), the loss reserves are certified annually by an independent loss reserve specialist.

Investments

In accordance with our investment guidelines, our investments consist of certain equity investments in mutual funds and high-grade marketable fixed income securities. Investments are considered "Available for Sale" and are carried at fair value. Fixed maturity investments are stated at fair value as determined by the quoted market price of these securities as provided either by independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications. Equity investments in mutual funds are stated at fair value as determined by either the most recently traded price or the net asset value as advised by the fund. Unrealized gains and losses are included within "Accumulated other comprehensive income" as a separate component of shareholders' equity.

Realized gains and losses on sales of investments are determined on a first-in, first-out basis. Investment income is recorded when earned and includes the amortization of premiums and discounts on investments.

We regularly monitor the difference between the cost and fair value of our investments, which involves uncertainty as to whether declines in value are temporary in nature. If we believe a decline in value of a particular investment is temporary, we record the decline as an unrealized loss as a separate component of our shareholders' equity. If we believe the decline is other-than-temporary, we write down the cost basis of the investment to the market price as of the reporting date and record a realized loss in our statement of (loss) income. The determination that a security has incurred an other-than-temporary decline in value requires the judgement of IPC's management, which includes the views of our investment managers and a regular review of our investments. Our assessment of a decline in value includes our current judgement as to the financial position and future prospects of the entity that issued the security. If that judgement changes in the future, we may ultimately record a realized loss, after having originally concluded that the decline in value was temporary.

Generally, we review all securities that are trading at a significant discount to par, amortized cost (if lower) or cost for an extended period of time. We generally focus our attention on all securities whose market value is less than 75% of their cost. The specific factors we consider in evaluating potential impairment include the following:

- The extent of decline in value
- The length of time the security is below cost
- The future prospects of the issuer, or in the case of mutual funds, the future prospects of the fund
- Whether the decline appears to be related to general market or industry conditions, or is issuer-specific
- Our intent and ability to hold the security
- Other qualitative and quantitative factors

At December 31, 2005, our equity investments mostly comprised investments in the following: a North American equity fund, a global equity fund, a fund of hedge funds and a fund with attributes similar to those of the S & P 500 Index. None of the funds have a significant concentration in any one business sector; accordingly, the value of our equity funds is principally influenced by macro economic factors rather than issuer-specific factors. Our equity investments are subject to the same analyses as described above for the determination of other-than-temporary declines in value. Since there is a portfolio of securities within each fund, the qualitative issues are usually broader than those for individual securities and therefore the assessment of impairment is inherently more difficult and requires more management judgement.

At December 31, 2005, we did not hold any fixed maturity securities that are not investment grade or not rated.

At December 31, 2005, we determined that there was no other-than-temporary impairment of securities.

The following table summarizes the total unrealized gains and losses included as a separate component of shareholders' equity:

At December 31, 2005	$000
Gross unrealized (losses):	
Fixed maturity investments	(17,406)
Equity investments	(735)
	(18,141)
Gross unrealized gains:	
Fixed maturity investments	1,277
Equity investments	109,952
	111,229
Total net unrealized gains	**93,088**

The following table summarizes the unrealized loss position at December 31, 2005 by length of time those securities have been continuously in an unrealized loss position:

2005 Unrealized Losses

Length of time with unrealized loss:	**Less than 12 months**		**12 months or longer**	
	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value
Fixed maturity investments	$ (12,115)	$ 1,447,839	$ (5,291)	$ 232,745
Equity investments	$ (735)	$ 156,183	$ –	$ –

Results of Operations

Years Ended December 31, 2005, 2004 and 2003

Although the second half of 2004 saw a significant number of catastrophic events, including the four hurricanes that made landfall in Florida, and a record number of typhoons making landfall in Japan, these events were comparatively minor compared to the devastation resulting from hurricane Katrina and the flooding that followed, affecting large parts of Louisiana, Alabama and Mississippi in August of 2005. Hurricane Katrina was followed by two other severe storms, hurricane Rita which affected Texas in September, and hurricane Wilma, which affected Mexico and Florida in October, 2005. As a result of the record amount of aggregate insured losses resulting from these and other events that occurred in 2005, we incurred net losses and loss adjustment expenses of almost $1.1 billion in the year ended December 31, 2005, and our net loss before preference dividend was $(623.4) million in 2005, compared to net income of $138.6 million earned in 2004, and $260.6 million net income earned in 2003. To offset the impact of the losses in 2005 on our shareholders' equity, and on the amount of reinsurance capacity that we offer to our clients, we raised additional capital. On November 4, 2005, we completed a follow-on public offering in which 11,527,000 common shares were sold (including the exercise of the over-allotment option of 1,048,000 shares) at $26.25 per share. On the same date, 3,675,000 common shares were sold directly to AIG at a price equal to the public offering price. In addition, on November 4, 2005, we also completed a public offering in which 9,000,000 7.25% Series A mandatory convertible preferred shares were sold, with a liquidation preference of $26.25 per share. Total net proceeds from these transactions (together, the "Offerings") were approximately $614 million. We intend to use the net proceeds from the public offerings of common shares and series A mandatory convertible preferred shares to provide additional capital for reinsurance operations and general corporate purposes.

In the twelve months ended December 31, 2005, we wrote gross premiums of $472.4 million, compared to $378.4 million and $322.8 million written in the years ended December 31, 2004 and 2003, respectively. The components of these premium volumes were as follows:

$(000)	2005	2004	2003
Annual (deposit) premiums	335,856	333,106	294,444
Reinstatement premiums	129,149	32,507	7,233
Adjustment premiums	7,382	12,796	21,085
Total premiums	472,387	378,409	322,762

Annual or deposit premiums are the basic premiums for excess of loss treaties reported at the inception of the contracts, which are paid in installments over the contract period, or are estimated or actual reported premiums from proportional treaties. Reinstatement premiums are premiums paid by ceding companies to reinstate reinsurance coverage following a claim. Adjustment premiums are adjustments generally arising from differences between cedants' actual premium income and their original estimates thereof, on which annual deposit premiums are based. Adjustment premiums were higher in 2003 because original estimates of 2002 primary property insurance premiums advised by cedants did not anticipate the significant increases in their pricing that occurred. The significant increases in reinstatement premiums in 2004 and 2005, respectively, were due to the volume of claims relating to the hurricanes and other catastrophic events which occurred in the respective years. In both 2003 and 2004, we had increased participation and additional business from existing clients and selectively wrote business for new clients. In 2003 and the first half of 2004, we benefitted from rate increases of 3% to 10% during the first half of the period, but pricing generally flattened during the latter half of 2004, principally due to the absence of significant catastrophic events until the third quarter of 2004, as well as increased competition. In 2005, there were rate increases for U.S. and Japanese contracts that had suffered losses from third quarter, 2004 windstorms. These increases were offset in part by small rate reductions given on European business. In addition, during all three years, we decided not to renew some contracts with unsatisfactory rates or terms, premiums related to which totaled $21.4 million, $19.0 million and $23.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Offsetting this was new business that was written in each of the three years, amounting to $24.8 million, $24.7 million and $45.0 million, for the years ended December 31, 2005, 2004 and 2003, respectively.

We purchase reinsurance to reduce our exposure to large non-U.S. losses. (See Note 5 to the Consolidated Financial Statements – "Ceded Reinsurance".) In the years ended December 31, 2005, 2004 and 2003, premiums ceded to these facilities were $21.6 million, $20.1 million and $14.5 million, respectively, reducing net premium writings for those years to $450.8 million, $358.3 million and $308.3 million, respectively. The increase in ceded premiums reflects increased transfers of exposure to our Property Catastrophe Aggregate Excess of Loss Reinsurance facility, as well as the increase in retrocessionaires' participation in our proportional reinsurance facility, which has varied from 60.5% in 2003 to 74.5% in 2004 and 83.33% for 2005.

We earned net premiums of $452.5 million, $354.9 million and $298.9 million in the years ended December 31, 2005, 2004 and 2003, respectively, representing increases of 27.5% and 18.7%, respectively. Earned premiums increased from 2003 to 2005 because of the increase in written premiums, as well as the substantial increases in reinstatement premiums recorded in 2005 and 2004, respectively. Excluding adjustment and reinstatement premiums, net premiums earned increased by 14.4% from $270.5 million in 2003 to $309.6 million in 2004, and then by a further 2.0% to $316.0 million in 2005.

We earned net investment income of $71.8 million in the year ended December 31, 2005 compared to $51.2 million earned in the year ended December 31, 2004, and $47.1 million in the year ended December 31, 2003. After two years of decline, the overall yield of the fixed income portfolio improved in the year ended December 31, 2005, due to rising interest rates. In 2005, this factor was augmented by the increase in the average balance of invested assets, which was 25% higher than in 2004, because of positive operating cash flow in the year and because of the proceeds of the Offerings, which took place in early November, 2005. In addition, we benefitted from $8.8 million of dividends from our investment in a fund of hedge funds in the year ended December 31, 2005, compared to $3.1 million of such dividends in the year ended December 31, 2004. This investment was made in January, 2004. Such dividends are expected to be declared periodically, provided the performance of the fund is positive. Investment income is net of investment expenses, which were primarily investment management and custodial fees payable to subsidiaries of American International Group, Inc. ("AIG"). (See Note 8 to the Consolidated Financial Statements – "Related Party Transactions".) These fees totaled $3.2 million in 2005, $3.0 million in 2004 and $3.2 million in 2003. We received refunds of management fees deducted from the net assets of a global equity fund and a North American equity fund, in which we are an investor, because we already pay management fees on the portfolio as a whole. Both funds are managed by AIG/Sun America. These refunds were $2.3 million, $2.4 million and $1.9 million, for the years ended December 31, 2005, 2004 and 2003, respectively.

At December 31, 2005, our investment portfolio consisted mostly of cash and cash equivalents, high quality fixed maturity investments, and equity investments in a north American equity fund, a global equity fund, a fund of hedge funds and a fund with attributes similar to those of the S & P 500 Index.

We recorded a net realized loss of $(10.6) million on the sale of investments for the year ended December 31, 2005, compared to net realized gains of $5.9 million and $13.7 million for the years ended December 31, 2004 and 2003, respectively. Generally, net gains and losses fluctuate from period to period, depending on the securities sold. Net unrealized gains on our investment portfolio (see Note 3 to the Consolidated Financial Statements – "Investments") were $93.1 million at December 31, 2005, compared to $91.1 million at December 31, 2004.

We incurred net losses and loss adjustment expenses of $1,072.7 million, $215.6 million and $54.4 million in the years ended December 31, 2005, 2004 and 2003, respectively. The level of insured losses from catastrophic events around the world was significantly lower in 2003 compared to the relatively high frequency and severity of events during 2004 and 2005, which set consecutive records in terms of annual aggregate insured losses from catastrophic events.

In 2005, we incurred losses from cyclone Erwin ($20.6 million) which affected parts of northern Europe in January 2005, hurricane Katrina and subsequent flooding which affected many parts of Louisiana, Alabama and Mississippi in August 2005 ($810.0 million), hurricane Rita, which made landfall in Texas in

September 2005 ($53.8 million), and hurricane Wilma which affected parts of Mexico and crossed Florida in October, 2005 ($112.8 million). In the first half of 2005, we also recorded adverse development of claims arising from various windstorms that occurred in the third quarter of 2004, totaling approximately $40 million, primarily as a result of a number of cedants significantly revising their loss estimates. The estimate for hurricane Katrina has been based on industry insured loss estimates, output from both industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers and management judgement. It has also been assumed that underlying policy terms and conditions are upheld during the loss adjustment process. The unique circumstances and severity of this devastating catastrophe, including the extent of flooding and limited access by claims adjusters, introduce additional uncertainty to the normally difficult process of estimating catastrophe losses. This is compounded by the potential for legal and regulatory issues arising regarding the scope of coverage. Consequently, the ultimate net impact of losses from this event on our net income might differ substantially from the foregoing estimate. The estimates for hurricanes Rita and Wilma were prepared following the same process.





In 2004, we recorded losses of $168.6 million from hurricanes Charley, Frances, Ivan and Jeanne, all of which made landfall in Florida and affected other parts of the south-east United States and the Caribbean in the third quarter. We also incurred net losses from typhoons Chaba and Songda which made landfall in Japan in the third quarter, totalling $47.7 million. We also incurred a loss of $4.8 million from a fire at an oil refinery in Algeria, which occurred in January, 2004. Offsetting the impact of these losses were net reductions in losses from a variety of events in prior accident years, totalling $13.5 million.

In 2003, we incurred losses from: bush fires in Canberra, Australia in January 2003 ($2.9 million); an explosion and fire which impacted an energy facility in Canada, in January 2003 ($2.7 million); tornadoes and hailstorms which affected the mid-west United States in April and May of 2003 ($10.3 million); several brush fires in California in October 2003 ($8.0 million); pro rata treaties ($7.9 million); various windstorms which took place around the world, including hurricanes Isabel and Fabian, in September 2003 ($8.5 million); and the floods which affected southern France in December 2003 ($2.5 million). We also recorded development of claims from prior years, including increases to claims resulting from hurricane Lili and storms which affected Europe in October 2002, and $7.0 million in respect of an increase in the ultimate expected losses for tropical storm Allison which took place in June, 2001. This was the result of a 2003 unfavourable court ruling regarding an insurance policy coverage dispute between a cedant and the original insured under the policy.

Top
Jonathan Cassidy, Operations

Bottom
Valerie Masters, Administration

Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. We incurred acquisition costs of $39.2 million, $37.7 million and $30.9 million for the years ended December 31, 2005, 2004 and 2003, respectively, after deferring those costs related to the unearned portion of premiums written. The increases from 2003 to 2004, and from 2004 to 2005 are primarily due to the increase in earned premiums, but they have not increased proportionately, because the brokerage on reinstatement premiums is generally less than that paid on annual premiums.





General and administrative expenses were $27.5 million, $23.2 million and $19.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. These figures include fees paid to subsidiaries of AIG for administrative services, which are based on a percentage of gross premiums written, but deferred to the extent of the unearned portion of those premiums, and were $11.9 million, $9.3 million and $7.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. These services include the provision of certain office space, furnishings, computer systems, accounting, legal, payroll, information technology and human resource personnel, and other ancillary services. (See Note 8 to the Consolidated Financial Statements – "Related Party Transactions".) In addition to this significant increase, other expense categories which saw increases in each year included salaries and benefits, which include the impact of expensing stock grants and stock options granted to certain employees, and professional fees resulting from corporate governance requirements under the Sarbanes-Oxley Act of 2002. In 2005, additional expenses resulted from increased costs of letters of credit (see "Liquidity and Capital Resources", below), due to the significantly increased requirements of our U.S. cedants, and fees paid to the United States Securities and Exchange Commission ("SEC") with respect to the filing of an S-3 Registration Statement. In 2003, additional expense resulted from the non-recurring set-up costs of our revolving credit facility.

Liquidity and Capital Resources

IPC Holdings is a holding company that conducts no reinsurance operations of its own, and its cash flows are limited to distributions from IPCRe and IPCUSL by way of loans or dividends. The dividends that IPCRe may pay are limited by the Insurance Act. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business primarily in Europe. In November 2001, IPC Holdings incorporated a subsidiary in Bermuda called IPCUSL, which currently acts as an underwriting agent for a company in which AIG has an ownership interest. (See Note 8 to the Consolidated Financial Statements – "Related Party Transactions".)

Top
Gizell Lightbourne, Accounting

Bottom
Janeigh Trott-Fadda, Accounting

Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio, and is prohibited from declaring or paying dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying any dividend without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. In addition, IPCRe is prohibited under the Insurance Act from reducing its opening total statutory capital by more than 15% without the approval of the Authority. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2006 was approximately $277.1 million.

Sources of Funds

Our sources of funds consist of premiums written, losses recovered from retrocessionaires, underwriting agency commissions, investment income and proceeds from sales and redemptions of investments.

In July 1998, to further enhance its liquidity, IPCRe entered into a revolving credit facility with a syndicate of lenders led by Bank One N.A.. The amount of the original facility was $300 million, which was reduced to $150 million in June, 2001. The facility was renewed in July 2003 for a three-year term, in the amount of $200 million. One of the significant covenants of the facility requires IPCRe to maintain a minimum net worth (shareholders' equity) of $900 million, plus 50% of any positive net income in any quarter, plus 75% of the net proceeds of any equity issuance. From September 30, 2005 to the time of filing, following the establishment of reserves for hurricanes Katrina, Rita and Wilma, we have been unable to draw funds as we do not satisfy the net worth covenant within the agreement. If we had funds drawn under the facility, IPCRe would not be able to pay dividends unless a waiver or amendment to the net worth covenant was agreed. The facility expires on June 30, 2006. At the time of filing, we are in discussions with a number of banks with respect to replacing the facility.

On October 7, 2005, IPC Holdings filed an S-3 Registration statement with the SEC in the amount of $1,250,000,000, which became effective on October 17, 2005. As noted above, on November 4, 2005, we completed offerings of both common shares and mandatory convertible preferred shares, from which total net proceeds were approximately $614 million.

Uses of Funds

Cash is used primarily for investing activities and to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends. We generated cash flows from operations of $105.7 million, $279.2 million and $269.5 million in the years ended December 31, 2005, 2004 and 2003, respectively. These amounts represent the difference between premiums collected and investment earnings realized, losses and loss adjustment expenses paid, and underwriting and other expenses paid. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or payment of dividends. The potential for large catastrophes means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. Loss payments during the years ended December 31, 2005, 2004 and 2003 were $274.7 million, $73.4 million and $57.1 million, respectively. During 2006, we expect to pay a significant proportion of the $1,072 million of loss reserves we have accrued at December 31, 2005 (see "Aggregate Contractual Obligations" below), as well as claims from other events that may occur during the year.

With the exception of cash holdings, our funds are primarily invested in fixed maturity securities, the fair value of which is subject to fluctuation depending on changes in prevailing interest rates, and investments in mutual funds, which invest in stocks of large capitalized companies in the U.S. and other major countries around the world. We do not hedge our investment portfolio against interest rate risk. Accordingly, changes in interest rates and equity prices may result in losses, both realized and unrealized, on our investments (see "Quantitative and Qualitative Disclosure about Market Risk" below for further explanation).

At December 31, 2005, 79.3% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating, compared to 80.9% of the portfolio at December 31, 2004. The primary rating source is Moody's Investors Services Inc. (See Note 3 (f) to the Consolidated Financial Statements – "Investments".) At December 31, 2005, the portfolio had an average maturity of 3.1 years and an average modified duration of 2.7 years (compared to 2.3 years and 2.1 years, respectively, at December 31, 2004).

Net cash outflows used for investing activities in the years ended December 31, 2005, 2004 and 2003 were $672.3 million, $301.4 million and $159.6 million, respectively. At December 31, 2005, our cash and cash equivalents were $31.1 million, compared to $27.9 million at December 31, 2004. In addition, $310 million of our fixed maturity investment portfolio was invested in relatively short-dated fixed income instruments, to provide additional liquidity to meet the anticipated significant increase in claims payments resulting from hurricanes Katrina, Rita and Wilma.

Our functional currency is the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. In the years ended December 31, 2005 and 2004, we incurred foreign exchange losses of $(3.0) million and $(1.3) million, respectively, compared to a foreign exchange gain of $1.9 million in the year ended December 31, 2003. The losses in 2005 and 2004 were partly due to the impact of changing exchange rates on non-U.S. dollar loss reserves, whereas the gains in 2003 were primarily the result of the strengthening of the Euro and British pound. We currently do not – and as a practical matter cannot – hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies, which we did during 2000. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. (See "Quantitative and Qualitative Disclosure about Market Risk" below.) Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 2005, we had no forward contract hedges outstanding.

Our investment portfolio does not directly include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the fair value of the portfolio. Also, our portfolio does not directly contain any investments in real estate or mortgage loans.

Ratings are an important factor in establishing the competitive position of reinsurance companies. IPCRe and IPCRe Europe have an insurer financial strength rating of "A (Excellent; 3rd of 15 categories)" from A.M. Best and are rated "A (Strong; 6th of 18 categories)" for financial strength and counter-party credit by S & P.

A.M. Best and S & P ratings reflect their opinions of a reinsurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, but are not evaluations directed to investors in our securities and are not recommendations to buy, sell or hold our securities. Our ratings are subject to periodic review by A.M. Best and S & P, and we cannot assure you that we will be able to retain those ratings. Prior to October, 2005, both A.M. Best and S & P had given IPCRe and IPCRe Europe insurer financial strength ratings of A+. In November 2005, both rating agencies lowered the ratings to their current levels as a result of the impact on our net income and shareholders' equity resulting from the devastation brought by hurricanes Katrina and Rita. If these ratings are reduced from their current levels by A.M. Best and/or S & P, our competitive position in the reinsurance industry could suffer and it may be more difficult for us to market our products. A downgrade could result in a loss of business as ceding companies move to other reinsurers with higher ratings, and a significant downgrade to a rating below "A-" by A.M. Best or S & P could trigger provisions allowing some cedants to opt to cancel their reinsurance contracts with us.

IPCRe is not a licensed insurer in the United States of America and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through three commercial banks pursuant to three bilateral facilities in amounts of $350 million, $250 million and $200 million, respectively. In turn, IPCRe provides the banks security by giving them liens over certain of IPCRe's investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. Effective December 31, 2005 and 2004, there were outstanding letters of credit of $606.3 million and $98.7 million, respectively. The significantly higher amount at the end of 2005 was due to the increased requirements of our clients as a result of claims arising from hurricanes Katrina, Rita and Wilma. If we were unable to obtain the necessary credit, IPCRe could be limited in its ability to write business for our clients in the United States.

We believe that our operating cash flow and the high quality of our investment portfolio, provides sufficient liquidity to meet our cash demands.

Neither IPC Holdings nor IPCRe or their subsidiaries have any material commitments for capital expenditures.





Top
Janice Burrows, Accounting

Bottom
Bryan Burnside, Consultant

Aggregate Contractual Obligations

The following table summarizes our contractual obligations:

Contractual Obligations

Payments due by period (expressed in millions of U.S. dollars)

	Total	Less than 1 year	1–3 Years	3–5 years	More than 5 years
Purchase Obligations	$ 0.1	$ 0.1	$ –	$ –	$ –
Losses and Loss Adjustment Expenses	1,072.1	571.1	328.8	107.4	64.8

Purchase Obligations are made up of the following contractual obligations:

1. Administrative Services Agreement: The Company and IPCRe are parties to an agreement with American International Company, Limited ("AICL"), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services – as described above – for a fee of 2.5% of the first $500 million annual gross written premiums (1.5% of the next $500 million and 1% thereafter). This administrative services agreement terminates on June 30, 2006 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. As the fee payable is based on annual gross written premiums, the actual annual amount is unknown until the end of the year and therefore not included in the table above. The amount incurred for 2005 was $11.9 million. At the time of filing, a new administrative services agreement to be effective July 1, 2006, is being negotiated with AICL.

2. Credit Facility: As described above, we renewed a credit facility in the amount of $200 million for a period of three years, ending on June 30, 2006. Drawings on this facility can be used for general corporate purposes. The level of the facility fee payable is dependent upon the S & P credit rating of IPCRe and therefore a change in this rating would affect the amount paid. The applicable fee rate based upon IPCRe's present credit rating is 0.125% of the amount of the facility. A margin fee would be payable on amounts drawn under this agreement with the fee payable also dependent upon the S & P rating of IPCRe at that time. At December 31, 2005, no amounts have been drawn under this facility, and no drawings are currently permitted under the facility, as IPCRe is in default of the facility's net worth covenant at the time of filing. At the time of filing, a new facility is being discussed with a number of banks.

3. Letters of credit: As noted above, we currently obtain letters of credit through three commercial banks pursuant to three bilateral facilities in amounts of $350 million, $250 million and $200 million. The last two facilities are 364 day facilities. We pay fees to the banks based on the amounts of letters of credit they issue on our behalf. Because these amounts change during the course of the year, the total amount we will pay in aggregate is not known until the end of the year, and therefore not included in the table above. Effective December 31, 2005, the aggregate amount of letters of credit issued were $606.3 million, and if this amount remained unchanged throughout 2006, we would pay fees totaling $1.4 million. If we were to utilize the full limits of the three facilities, we would pay $1.9 million in 2006. With respect to one facility, we pay a commitment fee to the extent it is unused. Effective December 31, 2005, the amount of the facility unused was $43 million. The amount of the commitment fee that could be paid is not material.

Losses and Loss adjustment expenses

The reserve for losses and loss adjustment expenses represent management's estimate of the ultimate cost





of settling reinsurance claims. As more fully discussed in our "Critical Accounting Policies – Loss Reserves" above, the estimation of losses and loss adjustment expense reserves is based on various complex and subjective judgements. Actual losses and loss adjustment expenses paid may differ, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. Complexity resulting from problems such as multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which we are notified of changes to loss estimates, or are asked to make payments. The assumptions used in estimating the likely payments due by periods are based on the Company's historical claims payment experience, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid in any such period can be significantly different than the amounts disclosed above. Part of the uncertainty stems from the variability of payment pattern by type of catastrophic event that caused the losses. For example, earthquake and hailstorm losses typically take longer to be reported and paid compared to losses from windstorms. In addition, there is no prior history of payment patterns for events such as the attack on the World Trade Center or for the flooding which followed hurricane Katrina.

Furthermore, the amounts in this table represent our gross estimated known liabilities as of December 31, 2005 and do not include any allowance for claims from future events within the time periods specified. As such, it is highly likely that the total amounts paid out in the time periods shown will be greater than that indicated in the table.

Off-Balance Sheet Arrangements

Neither the Company nor any of its subsidiaries have any forms of off-balance sheet arrangements, or cash obligations and commitments, as defined by Item 303(a)(4) of Regulation S-K.

Quantitative and Qualitative Disclosure about Market Risk

The investment portfolio of IPCRe is exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest rates, foreign currency exchange rates and equity prices.

Measuring potential losses in fair values has become the focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk ("VaR"). VaR is a summary

Left
Lori Steinhoff,
Accounting

Right
Donna-Mae Clarke,
Accounting

statistical measure that uses historical interest and foreign currency exchange rates and equity prices and estimates of the volatility and correlation of each of these rates and prices to calculate the maximum loss that could occur within a given statistical confidence level and time horizon.

We believe that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information is limited by the assumptions and parameters established in creating the related models, which rely principally on historic data. Because of this, such models may not accurately predict future market behaviour. Therefore, such models are tools and do not substitute for the experience or judgement of senior management.

Our investment managers performed a VaR analysis, to estimate the maximum potential loss of fair value for each segment of market risk, as of December 31, 2005 and 2004. The analysis calculated the VaR with respect to the net fair value of our invested assets (cash and cash equivalents, equity and high-grade fixed income securities) as of December 31, 2005 and 2004 using historical simulation methodology. At December 31, 2005, the VaR of IPCRe's investment portfolio was approximately $37.7 million, which represents a 95th percentile value change over a one-month time horizon. This result was obtained through historical simulation using approximately 750 days (3 years) of historical interest rate and equity market data.

The following table presents the VaR of each component of market risk of IPCRe's invested assets at December 31, 2005 and 2004, respectively, the quarterly points during 2005 and the average for the year ended December 31, 2005, calculated using the VaR at the beginning, ending and quarterly points (expressed in thousands of U.S. dollars):

Market Risk

	At December 31, 2005	At September 30, 2005	At June 30, 2005	At March 31, 2005	At December 31, 2004	Average for year ended Dec. 31, 2005
Currency	$ 2,445	$ 2,183	$ 2,184	$ 2,477	$ 2,660	$ 2,391
Interest Rate	36,626	30,594	28,605	29,505	23,067	29,679
Equity (incl. hedge fund)	19,821	19,794	21,433	24,775	25,323	22,229
Sum of Risk	58,892	52,571	52,222	56,757	51,050	54,299
Diversification Benefit	(21,188)	(20,360)	(22,618)	(21,437)	(21,866)	(21,494)
Total Net Risk	$ 37,704	$ 32,211	$ 29,604	$ 35,320	$ 29,184	$ 32,805

VaR in total has increased because of the increased size of the total investment portfolio. The impact of the size increase on VAR has been reduced in part by a fall in equity volatility and the reduction in average fixed income duration due to the large allocation to shorter duration assets, following receipt of funds from the Offerings of securities in November 2005. Approximately $310 million of the proceeds of the Offerings was invested in highly liquid securities, to provide liquidity for the anticipated high volume of claims payments, resulting from hurricanes Katrina, Rita and Wilma.

IPCRe's premiums receivable and liabilities for losses from reinsurance contracts it has written, are also exposed to the risk of changes in value resulting from adverse fluctuations in foreign currency exchange rates. To an extent, the impact on loss reserves of a movement in an exchange rate, will be partly offset by the impact on assets (receivables and cash/investments) denominated in the same currency, or vice versa. At December 31, 2005, an estimated $22 million of reinsurance premiums receivable, and an estimated $34 million of loss reserves, were denominated in currencies other than the U.S. dollar. At December 31, 2005, we held U.S.$1.0 million equivalent in Australian dollar time deposits. Accordingly, from a risk perspective, we do not believe that the impact of exchange rate movements in respect of receivables or loss reserves on our overall VaR at December 31, 2005 to be material.

Transactions with Non-Independent Parties

All of our related party transactions have been disclosed in Note 8 to the Consolidated Financial Statements – "Related Party Transactions". To our knowledge, neither the Company nor any of its subsidiaries have entered into any other transactions with other non-independent parties.

Effects of Inflation

IPCRe estimates the effect of inflation on its business and reflects these estimates in the pricing of its reinsurance contracts. Because of the relatively short claims settlement cycle associated with its reinsurance portfolio, IPCRe generally does not take into account the effects of inflation when estimating reserves. The actual effects of inflation on the results of IPCRe cannot be accurately known until claims are ultimately settled. Levels of inflation also affect investment returns.





Left
Melinda Fischer, Underwriting

Right
Waynette Smith, Administration

MANAGEMENT'S ASSESSMENT OF THE EFFECTIVENESS OF INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures
We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation as of December 31, 2005, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective.

Management's Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on an evaluation under the framework in Internal Control – Integrated Framework issued by COSO, our management concluded that our internal control over financial reporting was effective as of December 31, 2005. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by KPMG, an independent registered public accounting firm, as stated in their unqualified report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG

The Board of Directors and Shareholders of IPC Holdings, Ltd.

We have audited management's assessment, included in the accompanying Form 10-K, that IPC Holdings, Ltd. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IPC Holdings, Ltd. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of IPC Holdings, Ltd.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that IPC Holdings, Ltd. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, IPC Holdings, Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IPC Holdings, Ltd. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of (loss) income, comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated February 24, 2006 expressed, an unqualified opinion on those consolidated financial statements.

KPMG

KPMG, Chartered Accountants
Hamilton, Bermuda
February 24, 2006

CONSOLIDATED FINANCIAL STATEMENTS

(With Independent Registered Public Accountants' Report thereon)

Years Ended December 31, 2005 and 2004



INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS' REPORT

KPMG

To the Board of Directors and Shareholders of
IPC Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of (loss) income, comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IPC Holdings, Ltd.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG

KPMG
Chartered Accountants
Hamilton, Bermuda
February 24, 2006

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(Expressed in thousands of United States Dollars, except for per share amounts)

	2005	2004
Assets		
Fixed maturity investments, available for sale, at fair value		
(amortized cost 2005: $2,014,735; 2004: $1,446,327)	$ 1,998,606	$ 1,444,576
Equity investments, available for sale, at fair value		
(cost 2005: $420,910; 2004: $335,719)	530,127	428,620
Cash and cash equivalents	31,113	27,898
Reinsurance premiums receivable	180,798	85,086
Deferred premiums ceded	4,120	4,558
Loss and loss adjustment expenses recoverable	1,054	5,006
Accrued investment income	19,885	20,695
Deferred acquisition costs	7,843	8,424
Prepaid expenses and other assets	4,735	3,427
Total assets	$ 2,778,281	$ 2,028,290
Liabilities		
Reserve for losses and loss adjustment expenses	$ 1,072,056	$ 274,463
Unearned premiums	66,311	68,465
Reinsurance premiums payable	4,991	3,387
Deferred fees and commissions	1,363	1,475
Accounts payable and accrued liabilities	17,160	12,061
Total liabilities	1,161,881	359,851
Shareholders' equity		
Common shares – 2005: 63,666,368 shares outstanding, par value $0.01;		
2004: 48,407,203 shares outstanding, par value $0.01	637	484
Preferred shares – Series A mandatory convertible preferred shares		
2005: 9,000,000 shares outstanding, par value $0.01;		
2004: nil shares outstanding, par value $0.01	90	–
Additional paid-in capital	1,473,257	854,797
Deferred stock grant compensation	(2,492)	(2,899)
Retained earnings	52,126	724,907
Accumulated other comprehensive income	92,782	91,150
Total shareholders' equity	1,616,400	1,668,439
Total liabilities and shareholders' equity	$ 2,778,281	$ 2,028,290

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

For each of the years in the three year period ended December 31, 2005

(Expressed in thousands of United States Dollars, except for per share amounts)

	2005	2004	2003
Revenue			
Gross premiums written	$ 472,387	$ 378,409	$ 322,762
Change in unearned premiums	2,154	(6,670)	(9,893)
Premiums earned	474,541	371,739	312,869
Reinsurance premiums ceded	21,581	20,098	14,466
Change in deferred premiums ceded	438	(3,241)	(498)
Premiums ceded	22,019	16,857	13,968
Net premiums earned	452,522	354,882	298,901
Net investment income	71,757	51,220	47,089
Other income	5,234	4,296	3,348
Net realized (losses) gains on investments	(10,556)	5,946	13,733
Total income	518,957	416,344	363,071
Expenses			
Net losses and loss adjustment expenses	1,072,662	215,608	54,382
Net acquisition costs	39,249	37,682	30,867
General and administrative expenses	27,466	23,151	19,103
Net foreign exchange loss (gain)	2,979	1,290	(1,910)
Total expenses	1,142,356	277,731	102,442
Net (loss) income	(623,399)	138,613	260,629
Dividend on preferred shares	2,664	–	–
Net (loss) income available to common shareholders	$ (626,063)	$ 138,613	$ 260,629
Basic net (loss) income per common share	$ (12.30)	$ 2.87	$ 5.41
Diluted net (loss) income per common share	$ (12.30)	$ 2.87	$ 5.40
Weighted average number of common shares – basic	50,901,382	48,287,261	48,205,554
Weighted average number of common shares – diluted	50,901,282	48,376,865	48,302,579

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

For each of the years in the three year period ended December 31, 2005
(Expressed in thousands of United States Dollars)

	2005	2004	2003
Net (loss) income	$ (623,399)	$ 138,613	$ 260,629
Other comprehensive income			
Additional accumulated benefit pension obligation	(306)	–	–
Net holding (losses) gains on investments during year	(8,618)	5,989	64,581
Reclassification adjustment for losses (gains) included in net (loss) income	10,556	(5,946)	(13,733)
	1,632	43	50,848
Comprehensive (loss) income	$ (621,767)	$ 138,656	$ 311,477

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For each of the years in the three year period ended December 31, 2005

(Expressed in thousands of United States Dollars, except for per share amounts)

	2005	2004	2003
Common shares par value $0.01			
Balance, beginning of year	$ 484	$ 483	$ 482
Additional shares issued	153	1	1
Balance, end of year	$ 637	$ 484	$ 483
Preferred shares par value $0.01			
Balance, beginning of year	$ –	$ –	$ –
Additional shares issued	90	–	–
Balance, end of year	$ 90	$ –	$ –
Additional paid-in capital			
Balance, beginning of year	$ 854,797	$ 850,133	$ 846,397
Additional paid-in capital on shares issued	617,561	941	2,719
Reduction in paid-in capital on share repurchase	(1,334)	(142)	(1,321)
Stock options and grants	2,233	3,865	2,338
Balance, end of year	$ 1,473,257	$ 854,797	$ 850,133
Deferred stock grant compensation			
Balance, beginning of year	$ (2,899)	$ (1,495)	$ –
Stock grants awarded	(1,316)	(2,928)	(2,011)
Stock grants forfeited	454	–	–
Amortization	1,269	1,524	516
Balance, end of year	$ (2,492)	$ (2,899)	$ (1,495)
Retained earnings			
Balance, beginning of year	$ 724,907	$ 628,931	$ 404,345
Net (loss) income	(623,399)	138,613	260,629
Reduction on share repurchase	(1,738)	(155)	(1,334)
Dividends paid and accrued	(47,644)	(42,482)	(34,709)
Balance, end of year	$ 52,126	$ 724,907	$ 628,931
Accumulated other comprehensive income			
Balance, beginning of year	$ 91,150	$ 91,107	$ 40,259
Other comprehensive income	1,632	43	50,848
Balance, end of year	$ 92,782	$ 91,150	$ 91,107
Total shareholders' equity	$ 1,616,400	$ 1,668,439	$ 1,569,159

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the years in the three year period ended December 31, 2005
(Expressed in thousands of United States Dollars)

	2005	2004	2003
Cash flows from operating activities			
Net (loss) income	$ (623,399)	$ 138,613	$ 260,629
Adjustments to reconcile net income to cash provided by operating activities:			
Amortization of fixed maturity premiums (discounts), net	8,128	13,661	15,194
Net realized losses (gains) on investments	10,556	(5,946)	(13,733)
Stock compensation	2,640	2,461	842
Changes in:			
Reinsurance premiums receivable	(95,712)	(23,892)	(10,866)
Deferred premiums ceded	438	(3,241)	(498)
Loss and loss adjustment expenses recoverable	3,952	(3,196)	(1,405)
Accrued investment income	810	(874)	4,342
Deferred acquisition costs	581	(389)	(1,940)
Prepaid expenses and other assets	(1,308)	2,431	(855)
Reserve for losses and loss adjustment expenses	797,593	151,143	3,965
Unearned premiums	(2,154)	6,670	9,893
Reinsurance premiums payable	1,604	(490)	2,322
Deferred fees and commissions	(112)	641	707
Accounts payable and accrued liabilities	2,129	1,588	920
Cash provided by operating activities	105,746	279,180	269,517
Cash flows from investing activities			
Purchases of fixed maturity investments	(2,410,649)	(1,632,680)	(1,429,322)
Proceeds from sales of fixed maturity investments	1,726,564	1,398,678	1,212,858
Proceeds from maturities of fixed maturity investments	91,740	14,862	88,246
Purchases of equity investments	(96,938)	(102,254)	(31,364)
Proceeds from sales of equity investments	17,000	20,000	–
Cash used in investing activities	(672,283)	(301,394)	(159,582)
Cash flows from financing activities			
Proceeds from share issuance, net of repurchases	614,732	645	67
Cash dividends paid to shareholders	(44,980)	(42,482)	(34,709)
Cash provided by (used in) financing activities	569,752	(41,837)	(34,642)
Net increase (decrease) in cash and cash equivalents	3,215	(64,051)	75,293
Cash and cash equivalents, beginning of year	27,898	91,949	16,656
Cash and cash equivalents, end of year	$ 31,113	$ 27,898	$ 91,949

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars, except for per share amounts)

1. General

IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 through the sponsorship of American International Group, Inc. ("AIG"). AIG purchased 24.4% of the initial share capital of the Company and an option to obtain up to an additional 10% of the share capital. In December 2001, the Company completed a follow-on public offering and AIG exercised its option. Concurrent with that offering, the Company also sold shares in a private placement to AIG which retained their approximate holding at 24.3%. In November 2005, (Note 6) the Company completed a further follow-on public offering in which AIG participated and subsequent to the offering AIG owned, and continues to own, 24.2% of the common shares of the Company.

Through its wholly-owned subsidiary, IPCRe Limited ("IPCRe"), the Company provides reinsurance of property catastrophe risks worldwide, substantially on an excess of loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe's loss experience will generally include infrequent events of great severity. IPCRe's clients include many of the leading insurance companies in the world. IPCRe also writes, to a limited extent, aviation, property per-risk excess and other short-tail reinsurance in various parts of the world. Approximately 40% of underlying exposure premiums written (being total premiums written excluding reinstatement premiums) in 2005 related to U.S. risks (2004: 38%; 2003: 43%). The balance of IPCRe's covered risks are located principally in Europe, Japan, Australia and New Zealand.

On September 10, 1998, IPCRe incorporated a subsidiary in Ireland, named IPCRe Europe Limited. This company underwrites selected reinsurance business primarily in Europe.

On November 7, 2001, the Company incorporated a subsidiary in Bermuda named IPCRe Underwriting Services Limited. ("IPCUSL"), which currently acts as an Underwriting Agent for Allied World Assurance Company, Ltd ("AWAC"), a Bermuda-based Class 4 insurer (Note 8).

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPCRe and IPCUSL. All significant intercompany transactions have been eliminated in consolidation.

b) Premiums and acquisition costs

Premiums are recorded as written at the beginning of each policy, based upon information received from ceding companies and their brokers, and are earned over the policy period. For excess of loss contracts, the amount of deposit premium is contractually documented at inception, and therefore no management judgement is necessary in accounting for this. Subsequent premium adjustments, if any, are recorded in the period in which they are determined. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. IPCRe accounts for such premium using initial estimates, which are reviewed regularly with respect to the actual premium reported by the ceding company. Reinstatement premiums are recognized and accrued at the time losses are incurred and where coverage of the original contract is reinstated under pre-defined contract terms and are earned pro-rata over the reinstated coverage period. Such accruals are based upon actual contractual terms applied to the amount of loss reserves expected to be paid, and the only element of management judgement involved is with respect to the amount of loss reserves as described below, and associated rates on line (i.e. price). Premiums are earned on a pro-rata basis over the coverage period and unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force. Ceded reinsurance premiums are similarly pro-rated over the terms of the contracts with the unexpired portion deferred in the balance sheet.

Acquisition costs, consisting primarily of commissions and brokerage expenses incurred at policy issuance, are deferred and amortized to income over the period in which the related premiums are earned. Deferred acquisition costs are limited to estimated realizable value based on related unearned premium, anticipated claims and expenses and investment income.

c) Reserve for losses and loss adjustment expenses
The reserve for losses and loss adjustment expenses, which includes a provision for losses and loss adjustment expenses incurred but not reported and development on reported claims (reported but not enough), is based on reports from industry sources, including initial estimates of aggregate industry losses, individual case estimates received from ceding companies and brokers, output from commercially available catastrophe loss models and management's estimates. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. It is reasonably possible that changes in the near term could require a material change in the amount estimated. Such adjustments, if any, are reflected in results of operations in the period in which they become known. For proportional treaties, an estimated loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) is initially used, based upon information provided by the ceding company and/or their broker and IPCRe's historical experience of that treaty, if any. The estimate is adjusted as actual experience becomes known.

Amounts recoverable from reinsurers are estimated in a manner consistent with the underlying liabilities.

d) Investments
Investments consist of fixed maturity investments, equity securities and investments in mutual funds. Fixed maturity investments are stated at fair value as determined by the quoted market price of these securities as provided by either independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications. Equity securities and investments in mutual funds are stated at fair value as determined by either the most recently traded price or the net asset value as advised by the fund. By policy, IPCRe invests in high-grade marketable securities. All investments are classified as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities". Investment transactions are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of first-in, first-out. Investment income is recognized on the accrual basis and includes the amortization of premiums and accretion of discounts on investments.

Unrealized gains and losses are included within "Accumulated other comprehensive income" as a separate component of shareholders' equity. Unrealized depreciation in the value of individual securities considered by management to be other-than-temporary, is charged to income in the period it is determined. IPCRe's assessment of a decline in value includes judgement as to the financial position and future prospects of the entity that issued the security. If that judgement changes in the future, IPCRe may ultimately record a realized loss after originally concluding that the decline in value was temporary. Factors which management consider in evaluating other-than-temporary declines in value include the extent of decline, the length of time the security is below cost, IPCRe's intent and ability to hold the security, the future prospects of the issuer and other qualitative and quantitative factors.

e) Other income
Other income consists of agency commission earned by IPCUSL. The commission is based on the gross premiums written under an agency agreement and is earned pro-rata over the underlying reinsurance contract coverage periods. Unearned commission represents the portion of commission which is applicable to the unexpired terms of the underlying contracts. The unearned commission is included in "prepaid expenses and other assets".

f) Translation of foreign currencies
Transactions in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing in the accounting period of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Realized and unrealized exchange gains and losses are included in the determination of net income.

g) Cash and cash equivalents
Cash and cash equivalents include amounts held in banks and time deposits with maturities of less than three months from the date of purchase.

h) Net (loss) or income per common share
Net (loss) income per common share is calculated by dividing net (loss) or income available to common shareholders by the weighted average common shares outstanding during the year. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during the year. Convertible preferred shares, stock options and unvested stock grants are considered common stock equivalents for the purpose of calculating diluted net income per common share, and are included in the weighted average number of shares outstanding using the Treasury Stock method. In a period where there is a net loss, the dilutive effect of convertible preferred shares, stock options and unvested stock grants are not included in the weighted average number of shares, as this would be anti-dilutive.

i) Stock incentive compensation plan
In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 148, "Accounting for Stock-Based Compensation and Disclosure" ("SFAS 148"), which was effective for fiscal years ending after December 31, 2002. SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends disclosure requirements of SFAS 123 to require prominent disclosure about the method of accounting for stock based employee compensation and the effect of the method used to report results. SFAS 148 permits two additional transition methods for entities that adopt the preferable fair value method of accounting for stock-based employee compensation. In accordance with SFAS 148, management adopted the fair value method of accounting for stock-based employee compensation on a prospective basis for all awards granted, modified or settled after January 1, 2003. Accordingly, compensation expense is recorded on a straight-line basis over the vesting period based on the fair value of the options issued at the date of grant. The amount of the charge recorded for the year ended December 31, 2005 was $1,371 (2004: $937; 2003: $326).

On June 13, 2003, the shareholders approved a stock incentive plan. The plan allows for the issuance of up to 500,000 shares as grants of restricted stock to selected employees to compensate them for their contributions to the long-term growth and profits of the Company. These grants are accounted for in accordance with SFAS 123. Compensation expense is recorded ratably over the vesting period based on the fair value of the grants at the date of grant. The grants are recorded as outstanding upon issuance. The charge recorded for the year ended December 31, 2005 was $1,269 (2004: $1,524; 2003: $516).

(Expressed in thousands of United States Dollars, except for per share amounts)

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period in accordance with SFAS 123.

Year ended December 31,	2005	2004	2003
Net (loss) income available to common shareholders, as reported	$ (626,063)	$ 138,613	$ 260,629
Add: Stock-based employee expense	2,640	2,461	842
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,875)	(2,972)	(1,536)
Pro forma net (loss) income	$ (626,298)	$ 138,102	$ 259,935
Earnings per share:			
Basic – as reported	$ (12.30)	$ 2.87	$ 5.41
Basic – proforma	$ (12.30)	$ 2.86	$ 5.40
Diluted – as reported	$ (12.30)	$ 2.87	$ 5.40
Diluted – proforma	$ (12.30)	$ 2.85	$ 5.40

j) Accounting pronouncements

In December 2004, the FASB revised the previously issued SFAS 123, with SFAS 123 (Revised 2004) "Share-Based Payment" ("SFAS 123R"). This also supersedes Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees". SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The Company has been expensing compensation costs for stock options since 2003 on a prospective basis for all awards granted, modified or settled after January 1, 2003 in accordance with SFAS 148. SFAS 123R will require the expensing of the portion of all outstanding awards for which the requisite service has not yet been rendered, i.e. those awards granted prior to January 1, 2003 that have not yet had the requisite service rendered. SFAS 123R will also require the estimation of forfeitures when calculating the compensation cost expense of stock options. The Company will adopt SFAS 123R effective January 1, 2006. Management do not believe that the adoption of this new accounting pronouncement will have a material impact on the Company's financial position or results of operations.

In November 2005 the FASB released FASB Staff Position ("FSP") FAS 115-1 entitled "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". FSP FAS 115-1 proposed a three step process as guidance for application and involves firstly assessing each investment to determine whether it is impaired by comparing cost against fair value. Secondly, an evaluation is then undertaken to assess whether the impairment is other-than-temporary utilising the extent of decline in value, length of time below cost, whether cause is issuer specific or market/interest rate related, future prospects of issuer and likelihood of payment at maturity, IPCRe's intent and ability to hold the investment and the timing of decisions to sell investments. The third step would be the recognition of an impairment loss equal to the difference between the investment's cost and its fair value if it was determined that the impairment was other-than-temporary. The Company's accounting policy for recognition of other-than-temporary impairment is consistent with FSP 115-1.

3. Investments

a) The cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value of investments classified as available for sale by category as of December 31, 2005 and 2004 are as follows:

December 31, 2005	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ 326,916	$ 64	$ (2,805)	$ 324,175
Other governments	296,823	165	(3,026)	293,962
Corporate	1,188,004	1,048	(9,735)	1,179,317
Supranational entities	202,992	–	(1,840)	201,152
	$ 2,014,735	$ 1,277	$ (17,406)	$ 1,998,606
Equity investments	$ 420,910	$ 109,952	$ (735)	$ 530,127

December 31, 2004	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ 320,158	$ –	$ (2,802)	$ 317,356
Other governments	157,314	230	(1,469)	156,075
Corporate	776,186	7,252	(4,552)	778,886
Supranational entities	192,669	30	(440)	192,259
	$ 1,446,327	$ 7,512	$ (9,263)	$ 1,444,576
Equity investments	$ 335,719	$ 92,901	$ –	$ 428,620

(Expressed in thousands of United States Dollars, except for per share amounts)

The following table summarizes, for all securities in an unrealized loss position at December 31, 2005 and 2004, the unrealized loss and fair value by length of time the security has continuously been in an unrealized loss position.

	Less than 12 months		12 months or longer	
December 31, 2005	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ (2,686)	$ 272,899	$ (119)	$ 5,849
Other governments	(1,152)	119,225	(1,874)	89,167
Corporate	(6,525)	876,583	(3,210)	115,708
Supranational entities	(1,752)	179,132	(88)	22,020
	$ (12,115)	$ 1,447,839	$ (5,291)	$ 232,744
Equity investments	$ (735)	$ 156,183	$ –	$ –

	Less than 12 months		12 months or longer	
December 31, 2004	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ (1,793)	$ 239,990	$ (1,009)	$ 77,366
Other governments	(1,040)	86,097	(429)	37,688
Corporate	(3,891)	414,268	(661)	49,243
Supranational entities	(440)	184,367	–	–
	$ (7,164)	$ 924,722	$ (2,099)	$ 164,297
Equity investments	$ –	$ –	$ –	$ –

Unrealized losses on investments held at December 31, 2005 and 2004 comprise an accumulation of relatively small unrealized losses on a security by security basis caused by general interest rate movements rather than credit events. There are no amounts in respect of declines in the value of individual securities considered to be other than temporary included in gross realized losses on fixed maturity or equity investments for the years ended December 31, 2005, 2004 and 2003.

b) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2005 are as follows:

	Amortized cost	Fair value
Due in one year or less	$ 407,434	$ 406,649
Due after one year through five years	1,307,252	1,293,991
Due after five years through ten years	300,049	297,966
	$ 2,014,735	$ 1,998,606

Actual maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

c) Pledged assets

In the normal course of business IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by IPCRe's bankers, in favour of the ceding company, at the request of IPCRe. At December 31, 2005 IPCRe has three letter of credit facilities. Under an agreement effective September 20, 1994 (amended in 1999, 2001, 2004 and 2005) IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. Under two agreements effective December 30, 2005, IPCRe provides the banks security by giving the banks a lien over certain of IPCRe's investments in an amount not to exceed approximately 110% of the aggregate letters of credit outstanding. The total amount of security required by the banks under the three facilities at December 31, 2005 was approximately $689,971 (2004: $116,455). Effective December 31, 2005 outstanding letters of credit were $606,329 (2004: $98,691).

d) Net investment income

	2005	2004	2003
Interest on fixed maturity investments	$ 69,125	$ 60,253	$ 61,809
Interest on cash and cash equivalents	4,038	2,839	346
Net amortization of (premiums) discounts on investments	(8,128)	(13,661)	(15,194)
	65,035	49,431	46,961
Net income from equities	9,873	4,765	3,307
Less: investment expenses	(3,151)	(2,976)	(3,179)
Net investment income	$ 71,757	$ 51,220	$ 47,089

(Expressed in thousands of United States Dollars, except for per share amounts)

e) Proceeds from sales of available for sale securities for the year ended December 31, 2005, were $1,743,564, (2004: $1,418,678; 2003: $1,212,858). Components of net realized gains and losses on investments are summarized in the following table:

	2005	2004	2003
Fixed maturity investments			
Gross realized gains	$ 343	$ 7,032	$ 16,404
Gross realized losses	(16,153)	(6,372)	(2,671)
Net realized (losses) gains	(15,810)	660	13,733
Equity investments			
Gross realized gains	5,254	5,286	–
Gross realized losses	–	–	–
Net realized gains	5,254	5,286	–
Total net realized (losses) gains	(10,556)	5,946	13,733
Change in net unrealized appreciation (depreciation) on investments			
Fixed maturity investments	(14,378)	(22,030)	(19,898)
Equity investments	16,316	22,073	70,746
Change in net unrealized appreciation on investments	1,938	43	50,848
Total net realized (losses) gains and change in net unrealized appreciation on investments	$ (8,618)	$ 5,989	$ 64,581

f) The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

	2005	2004
Cash and cash equivalents	1.5%	1.9%
U.S. Government and government agencies	16.0%	21.6%
AAA	32.3%	31.7%
AA	29.5%	25.7%
A	20.2%	18.5%
BBB	0.5%	0.6%
	100.0%	100.0%

The primary rating source is Moody's Investors Service Inc. ("Moody's"). When no Moody's rating is available, Standard & Poor's Corporation ("S & P") ratings are used and where split-ratings exist, the higher of Moody's and S & P is used.

g) IPCRe holds the following equity investments:

	2005 Fair value	2004 Fair value
AIG Global Equity Fund	$ 176,737	$ 153,643
AIG American Equity Fund	97,780	89,333
AIG Select Hedge Fund	156,183	99,920
Vanguard Institutional Index Fund	93,494	81,855
Other equity funds	5,933	3,869
	$ 530,127	$ 428,620

The AIG Global Equity Fund, AIG American Equity Fund, and AIG Select Hedge Fund are all managed by AIG/ Sun America. The AIG Global Equity Fund invests predominantly in large capitalized companies operating in diverse sectors of global equity markets, the AIG American Equity Fund invests predominantly in large capitalized companies operating across diverse sectors of North America and the AIG Select Hedge Fund invests in approximately 30-40 third party hedge funds utilizing a broad range of alternative investment strategies. Net asset values of the AIG Global Equity Fund, the AIG American Equity Fund and the AIG Select Hedge Fund as at December 31, 2005 are $534,745, $340,415 and $1,049,450 respectively, as reported by our investment managers. The Company's maximum exposure to loss as a result of these investments is limited to the fair values of the Company's investment in these funds.

The Vanguard Institutional Index Fund invests in large capitalized companies across diverse sectors of North America and aims for returns similar to those of the S & P 500 Index.

4. Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. Fixed maturity investments are stated at fair value as determined by the quoted market price of these securities as provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Equity securities and investments in mutual funds are stated at fair value as determined by either the most recently traded price or the net asset value as advised by the fund. The fair value of other assets and liabilities, consisting of reinsurance premiums receivable, accrued investment income, other assets, reinsurance premiums payable and accounts payable approximates their carrying value due to their relative short term nature.

The estimates of fair value of assets and liabilities are subjective in nature and are not necessarily indicative of the amounts that the Company would actually realize in a current market exchange. However, any differences would not be expected to be material. Certain instruments such as deferred premiums ceded, loss and loss adjustment expenses recoverable, deferred acquisition costs, prepaid expenses, reserve for loss and loss adjustment expenses, unearned premiums and deferred fees and commissions are excluded from fair value disclosure. Thus, the total fair value amounts cannot be aggregated to determine the underlying economic value of the Company.

5. Ceded Reinsurance

IPCRe utilizes reinsurance to reduce its exposure to large losses. Effective January 1, 1999, IPCRe arranged a proportional reinsurance facility covering property catastrophe business written by IPCRe. For the six year period to December 31, 2004, the facility provided coverage of up to $50,000 in each of at least 5 named zones, and potentially other zones of IPCRe's choosing, provided that the risks in those zones do not

(Expressed in thousands of United States Dollars, except for per share amounts)

accumulate with those in the named zones. The United States and the Caribbean are excluded zones. The named zones are the United Kingdom; Europe (excluding the U.K.); Australia / New Zealand; Japan and Other. Effective January 1, 2005, the facility provides coverage of up to $75,000 in each of the named zones, with the exception of Europe (excluding the U.K.), where the coverage remains limited to $50,000. Business ceded to the facility is solely at IPCRe's discretion. Within these limitations, IPCRe may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. The premium ceded is pro rata, less brokerage, taxes and an override commission. A subsidiary of AIG, as a participating reinsurer, has a 10% participation on a direct basis. Most reinsurers participating in the facility have financial strength ratings issued by S & P and/or A.M. Best of A or above, and the minimum rating is A- at the time of acceptance.

Effective January 1, 2002, IPCRe arranged a Property Catastrophe Excess of Loss Reinsurance facility in respect of certain property catastrophe business written by IPCRe. This facility covers first losses only for the business ceded to this facility. All subsequent events are retained by IPCRe. Business ceded to this facility includes worldwide business excluding the United States and Canada. IPCRe can cede up to $50,000 (2004: $50,000; 2003: $30,000) ultimate net loss in the aggregate per contract year to the facility. IPCRe's retention is $10 in the aggregate per contract. Business ceded to this facility is solely at IPCRe's discretion. The reinsurer participating in this facility has a rating of AA-.

Although reinsurance agreements contractually obligate the reinsurers to reimburse IPCRe for the agreed upon portion of its gross paid losses, they do not discharge IPCRe's primary liability. Management believes that the risk of non-payment by the reinsurers is minimal.

6. Share Capital and Additional Paid-in Capital

On November 4, 2005, shareholders contributed approximately $614,628, net of underwriting discounts of $19,191 and costs of $1,484 in additional funds through a public offering of 15,202,000 common shares and 9,000,000 preferred shares.

The share capital of the Company as of December 31, 2005 and 2004 consisted of the following:

December 31, 2005	Authorised shares	Shares issued and fully paid	Share capital	Additional paid-in capital
Voting common shares, par value U.S. $0.01 each	75,000,000	63,666,368	$ 637	$ 1,244,926
Preferred shares, par value U.S. $0.01 each	25,000,000	9,000,000	$ 90	$ 228,331

December 31, 2004	Authorised shares	Shares issued and fully paid	Share capital	Additional paid-in capital
Voting common shares, par value U.S. $0.01 each	75,000,000	48,407,203	$ 484	$ 854,797
Preferred shares, par value U.S. $0.01 each	25,000,000	–	$ –	$ –

There are various restrictions on the ability of AIG to dispose of their common shares as certain shares were acquired through private placement and are presently unregistered. Registration rights were granted for all AIG common shares, both previously held and new shares purchased during the 2005 offering.

In 2005, the Company paid dividends of $0.24 per share in each of March, June and September, and $0.16 per share in December, to holders of its common shares. In 2004, the Company paid dividends of $0.20 per share in each of March and June, and $0.24 per share in each of September and December, to holders of its common shares. In 2003, the Company paid dividends of $0.16 per share in each of March and June, and $0.20 per share in each of September and December, to holders of its common shares.

The 9,000,000 preferred shares issued in November 2005 are 7.25% Series A Mandatory Convertible Preferred Shares, with a liquidation preference of $26.25 per share, will automatically convert on November 15, 2008 into between 0.8333 and 1.0000 common shares, subject to anti-dilution adjustments, depending on the average closing price per share of the common shares over the 20 trading day period ending on the third trading day prior to such date. The preferred shares are non-voting except under certain limited prescribed circumstances. The holder may elect, at any time prior to November 15, 2008, to convert each preferred share into 0.8333 common shares, subject to anti-dilution adjustments. The Company may, at any time prior to November 15, 2008, accelerate the conversion date of all of the outstanding preferred shares under certain prescribed circumstances at a maximum conversion rate of 1.0000 common share for each preferred share. Dividends on the preferred shares are cumulative from the date of original issuance and are payable quarterly in arrears when, if, and as declared by the Board of Directors. At December 31, 2005, the Company has accrued dividends on its preferred shares of $0.296042 per share. The first dividend date for the preferred shares is February 15, 2006 with further dividends due on May 15, August 15 and November 15.

7. Share Purchase Options

The Company adopted a Stock Option Plan (the "Option Plan"), effective February 15, 1996. This Option Plan was amended and approved by the shareholders in 1999 and further amended and approved in 2003 and 2005. Under the last amended Option Plan, approved by shareholders in June 2005, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), the Company may grant to certain employees up to 2,327,500 common shares, $0.01 par value. The exercise price of the options granted under the Option Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

In June 2003, the shareholders also approved a Stock Incentive Plan (the "Stock Plan"). Under the Stock Plan, at the discretion of the Committee, the Company may grant to certain employees up to 500,000 common shares, $0.01 par value. The Stock Plan provides for awards in the form of restricted stock units subject to the terms and conditions of the Stock Plan. During 2005, the Company awarded 33,218 restricted stock units (2004: 79,250) to officers and certain other employees. In 2005 there were forfeitures of 12,659 units (2004: nil). Such units vest at a rate of 25% annually, but are recorded as outstanding upon issuance (regardless of the vesting period).

On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Between January 2, 1997 and December 31, 2005, the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 to $43.03 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

The effect on net (loss) income and net (loss) income per common share of recording compensation expense under the fair value provisions of SFAS 123, versus compensation expense under the provisions of SFAS 148, is shown in Note 2 (i).

(Expressed in thousands of United States Dollars, except for per share amounts)

A summary of the status of the Company's Option Plan as of December 31, 2005, 2004 and 2003 and changes during the years then ended is presented in the tables and narrative below:

	2005		2004		2003	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	474,625	$ 31.43	350,375	$ 29.38	362,944	$ 23.41
Granted	169,000	$ 43.03	168,000	$ 38.90	112,500	$ 31.54
Exercised	123,625	$ 25.70	43,750	$ 21.52	125,069	$ 21.76
Forfeited	67,875	$ 37.19	–	$ –	–	$ –
Outstanding, end of year	452,125	$ 36.47	474,625	$ 31.43	350,375	$ 29.38
Exercisable, end of year	127,750	$ 30.19	140,750	$ 25.37	87,250	$ 23.72
Weighted average fair value of options granted (per share)		$ 15.07		$ 14.62		$ 11.52

The fair value of options granted on January 3, 2005 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.93%; expected dividend yield of 2.231%; an expected life of 7 years; and an expected volatility of 36.7%.

The fair value of options granted on January 2, 2004 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.79%; expected dividend yield of 2.073%; an expected life of 7 years; and an expected volatility of 39.5%.

The fair value of options granted on January 2, 2003 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.63%; expected dividend yield of 2.200%; an expected life of 7 years; and an expected volatility of 39.2%.

Range of exercise price	Outstanding at December 31, 2005	Weighted average contractual period in years	Weighted average exercise price	Exercisable at December 31, 2005	Weighted average exercise price
$13-19	7,500	3.30	15.61	7,500	15.61
$19-25	11,500	3.78	21.83	11,500	21.83
$25-31	68,125	6.00	27.85	41,250	27.85
$31-37	83,750	6.18	31.65	40,000	31.76
$37-43	128,750	8.00	38.90	27,500	38.90
$43-49	152,500	9.00	43.03	–	–
Total	452,125			127,750	

8. Related Party Transactions

In addition to the related party transactions discussed elsewhere in the notes to the financial statements, the Company and its subsidiaries have entered into the following transactions and agreements with related parties:

a) Administrative services

The Company and IPCRe are parties to an agreement with American International Company, Limited ("AICL"), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1.0% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of (loss) income. This agreement provides for AICL to make available to the Company and IPCRe certain office space, furnishings, computer systems, accounting, legal, payroll, information technology and human resource personnel and other ancillary services. This administrative services agreement terminates on June 30, 2006 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. This agreement is currently being renegotiated. In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited ("AIMS"), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services for an annual fee of approximately $50 per annum. This agreement may be terminated by either party subject to three months' written notice.

b) Investment management services

IPCRe is party to an agreement with AIG Global Investment Corp. (Ireland) Limited ("AIGGIC"), an indirect wholly-owned subsidiary of AIG, under which AIGGIC provides investment advisory and management services. This agreement is subject to termination by either party on 30 days' written notice. Up until the end of 2003, IPCRe paid an overall fee based on the month end market value of the total portfolio. In 2004, a new arrangement was agreed whereby IPCRe pays different levels of fees based on the month end market values of the individual portfolios (fixed maturity, equity funds and hedge fund).

Rebates are received on the management fees charged by AIG/Sun America for two of the equity funds, the AIG Global Equity Fund and the AIG American Equity Fund. These fees and rebates are included in net investment income in the accompanying consolidated statements of (loss) income.

c) Investment custodian services

IPCRe is party to an agreement with AIG Trust Services Limited ("AIGTS"), an indirect wholly-owned subsidiary of AIG, under which AIGTS provides investment custodian services. IPCRe has agreed to pay fees of 0.04% per annum based on the month end market value of investments held under custody, plus reimbursement of fees and out-of-pocket expenses. These fees are included in net investment income in the accompanying consolidated statements of (loss) income. This agreement may be terminated by either party upon 90 days' written notice.

(Expressed in thousands of United States Dollars, except for per share amounts)

The following amounts were incurred (received) for services provided by indirect wholly-owned subsidiaries of AIG:

	Administrative services	Investment management services	Equity funds fee rebate	Investment custodian services
Year ended December 31, 2005	$ 11,862	$ 2,370	$ (2,325)	$ 781
Year ended December 31, 2004	$ 9,292	$ 2,227	$ (2,426)	$ 749
Year ended December 31, 2003	$ 7,821	$ 2,506	$ (1,939)	$ 673

The following amounts were payable as of the balance sheet date to subsidiaries of AIG for these services:

December 31, 2005	$ 4,835
December 31, 2004	$ 4,205

d) Underwriting services
IPCUSL is party to an agreement with AWAC, a Bermuda-based multi-line insurance and reinsurance company, which is wholly-owned by Allied World Assurance Holdings, Ltd, a company in which AIG has a 23.3% ownership interest. Under this agreement, IPCUSL provides underwriting services on property catastrophe treaty reinsurance written by AWAC. IPCUSL receives an agency commission of 6.5% of gross premiums written under this agreement, which is on a rolling three year basis. IPCUSL has received notice of the intent of AWAC to cancel the underwriting agreement effective November 30, 2007.

Business written under this agreement during the year was $80,234 (2004: $65,150; 2003: $61,246). Agency commission earned was $5,234 (2004: $4,296; 2003: $3,348). The amounts are recorded as other income in the accompanying consolidated statements of (loss) income. The balance due from AWAC as at December 31, 2005 was $1,017 (2004: $339) and deferred commissions relating to the unearned premiums written under this agreement were $739 (2004: $759).

e) Related party reinsurance business
IPCRe assumed premiums (including reinstatement premiums) from companies who are majority-owned by shareholders of the Company. Premiums assumed during the year were $44,283 (2004: $34,767; 2003: $41,136). IPCRe did not assume any premiums through brokers related to shareholders of the Company during the year ended December 31, 2005 (2004: $nil; 2003: $3,186) and therefore did not incur any brokerage fees and commissions in respect of this business (2004: $nil; 2003: $319). IPCRe ceded premiums to a company which is wholly-owned by a shareholder (Note 5). Premiums ceded during the year were $1,524 (2004: $1,348; 2003: $982). All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2005 were $20,097 (2004: $7,261). Reinsurance premiums payable to related parties as of December 31, 2005 were $469 (2004: $188).

f) A director and executive officer of various AIG subsidiaries and affiliates served as the Chairman of the Board of Directors of the Company and IPCRe until his retirement from the Boards effective December 31, 2005. A new director appointed effective January 1, 2006 is also a director and executive officer of various AIG subsidiaries. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

9. Reserve for Losses and Loss Adjustment Expenses

Movements in the reserve for losses and loss adjustment expenses is summarized as follows:

	2005	2004	2003
Gross loss reserves, beginning of the year	$ 274,463	$ 123,320	$ 119,355
Loss reserves recoverable, beginning of the year	(5,006)	(1,810)	(405)
Total net reserves, beginning of year	269,457	121,510	118,950
Net losses incurred related to:			
Current year	1,017,495	229,112	40,334
Prior years	55,167	(13,504)	14,048
Total incurred	1,072,662	215,608	54,382
Net paid losses related to:			
Current year	(96,705)	(33,967)	(8,007)
Prior years	(170,399)	(34,740)	(47,803)
Total paid	(267,104)	(68,707)	(55,810)
Effect of foreign exchange movements	(4,013)	1,046	3,988
Total net reserves, end of year	1,071,002	269,457	121,510
Loss reserves recoverable, end of year	1,054	5,006	1,810
Gross loss reserves, end of year	$ 1,072,056	$ 274,463	$ 123,320

Losses incurred in the year ended December 31, 2005 are predominantly due to hurricanes Katrina, Rita and Wilma which struck Louisiana, Texas and Florida, respectively. Losses from these events total $976,500. Losses incurred in the year ended December 31, 2005 in respect of prior years primarily result from development of 2004 reserves relating to three of the four hurricanes which struck Florida, two of the typhoons which struck Japan and the Indonesian tsunami.

For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments could require a material change in the amount estimated. However, complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which IPCRe is notified of changes to loss estimates. In particular the estimate for hurricane Katrina has been based on industry insured loss estimates, output from both industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers and management judgement. It has also been assumed that underlying policy terms and conditions are upheld during the loss adjustment process. The unique circumstances and severity of this devastating catastrophe, including the extent of flooding and limited access by claims adjusters, introduce additional uncertainty to the normally difficult

(Expressed in thousands of United States Dollars, except for per share amounts)

process of estimating catastrophe losses. This is compounded by the potential for legal and regulatory issues arising regarding the scope of coverage. Consequently, the ultimate net impact of losses from this event on the Company's net income might differ substantially from the foregoing estimate. Such adjustments, if necessary, are reflected in results of operations in the period in which they become known.

Losses incurred in the year ended December 31, 2004 are predominantly due to the four hurricanes which struck Florida and two of the typhoons which struck Japan in the third quarter of 2004. Amounts recorded for these events were $223,600. Losses incurred in the year ended December 31, 2004 in respect of prior years include favourable development on 2003 losses for the May hailstorms/tornadoes, Hurricane Isabel and the California brush fires, and 2002 losses for the eastern European floods.

Losses incurred in the year ended December 31, 2003 included $10,250 for tornadoes and hailstorms which affected the mid-west United States in April and May, $8,000 for the various brush fires in California in October, and $8,500 for various windstorms, including Hurricanes Isabel and Fabian, which took place around the world during the third quarter of 2003. Losses incurred in the year ended December 31, 2003 in respect of prior years include $7,000 development of losses for Tropical Storm Allison which occurred in June 2001, primarily resulting from an unfavourable court ruling regarding an insurance policy dispute between a cedant and the original insured under the policy in March 2003, and increases to claims resulting from Hurricane Lili and storms which affected Europe, in October 2002.

Net losses and loss adjustment expenses in the consolidated statements of (loss) income are presented net of reinsurance recoveries during the year ended December 31, 2005 were $3,872 (2004: $7,765; 2003: $2,338).

10. Written Premium by Geographic Region
Financial information relating to reinsurance premiums (excluding reinstatement premiums) written by geographic region is as follows:

	December 31, 2005		December 31, 2004		December 31, 2003	
	Premiums written	%	Premiums written	%	Premiums written	%
Geographic Area [1]						
United States	$ 136,331	39.7%	$ 130,327	37.7%	$ 134,128	42.5%
Europe	94,183	27.4%	108,377	31.3%	86,693	27.5%
Japan	24,395	7.1%	20,439	5.9%	15,595	4.9%
Australia/New Zealand	14,647	4.3%	20,418	5.9%	9,946	3.2%
Worldwide [2]	66,260	19.3%	56,115	16.2%	50,550	16.0%
Worldwide (excluding the U.S.)[3]	5,419	1.6%	7,082	2.1%	15,416	4.9%
Other	2,003	0.6%	3,144	0.9%	3,200	1.0%
	343,238	100.0%	345,902	100.0%	315,528	100.0%
Reinstatement premiums	129,149		32,507		7,234	
	$ 472,387		$ 378,409		$ 322,762	

(1) Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.
(2) Includes contracts that cover risks primarily in two or more geographic zones, including the United States.
(3) Includes contracts that cover risks primarily in two or more geographic zones, excluding the United States.

11. Concentration and Credit Risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPCRe does not require collateral or other security to support financial instruments with credit risk. A single broker group accounted for approximately 34%, (2004: 33%; 2003: 35%), of premiums written, excluding reinstatement premiums, for the year ended December 31, 2005. Five broker groups accounted for approximately 88% of premiums written, excluding reinstatement premiums, in each of the years ended December 31, 2005, 2004 and 2003. In accordance with industry practice, IPCRe frequently pays amounts owed in respect of claims under its policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker failed to make such a payment, depending on the jurisdiction, IPCRe might remain liable to the client for the deficiency. Conversely, in certain jurisdictions when premiums for such policies are paid to reinsurance brokers for payment over to IPCRe, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to IPCRe for those amounts whether or not actually received by them. Consequently, IPCRe assumes a degree of credit risk associated with brokers around the world during the payment process.

12. Credit Facility

In July 2003, a three year facility was entered into in the amount of $200,000. Drawings on this facility can be used for general corporate purposes. This facility has certain financial covenants, including minimum net worth provisions, and certain investment restrictions. At December 31, 2005 no amounts have been drawn and could not be drawn as IPCRe was not in compliance with the net worth and other financial covenants under this facility. The Company is presently in discussions with various banks concerning replacing the facility.

13. Statutory Capital and Surplus

IPCRe is registered under the Bermuda Insurance Act 1978 and Related Regulations as amended (the "Act") and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, IPCRe is required to maintain minimum statutory capital and surplus equal to the greater of $100,000, 50% of net premiums written or 15% of the net reserve for losses and loss adjustment expenses. These provisions have been met as shown in the following table:

	2005	2004
Actual statutory capital and surplus	$ 1,611,940	$ 1,659,115
Minimum statutory capital and surplus	$ 225,342	$ 179,114

IPCRe's statutory net (loss) income for the year ended December 31, 2005 was $(626,141) (2004: $136,450; 2003: $256,738).

The Act limits the maximum amount of annual dividends or distributions paid by IPCRe to the Company without notification to the Supervisor of Insurance ("Supervisor") of such payment (and in certain cases the prior approval of the Supervisor). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 2006 without such notification is approximately $277,142.

In accordance with IPCRe's license under the Act, loss reserves are certified annually by an independent loss reserve specialist.

14. Pension Plan

Effective December 1, 1995, IPCRe adopted a defined contribution plan for the majority of its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPCRe will contribute an amount equal to 5% of each participant's salary. In 2003, IPCRe adopted an additional defined contribution plan, a Supplementary Executive Retirement

(Expressed in thousands of United States Dollars, except for per share amounts)

Plan ("SERP"), which is applicable to senior employees. Pursuant to the SERP, IPCRe contributes an amount equal to 10% of each participant's salary to a maximum of $20 per employee. IPCRe contributions in respect of these plans amounted to approximately $276 in 2005 (2004: $264; 2003: $234).

IPCRe has also entered into individual pension arrangements with specific employees that are non-contributory defined benefit plans. These defined benefit plans are currently unfunded. Benefits are based upon a percentage of average final compensation multiplied by years of credited service. During 2004 one of these employees retired from the Company and an independent actuarial calculation was obtained. The projected future benefits were settled through a lump sum payment. Independent actuarial reviews of the ongoing benefit obligations were undertaken at December 31, 2005, 2004 and 2003. A summary of the status of the deferred benefit plans is provided below:

	2005	2004	2003
Change in benefit obligation			
Benefit obligation at beginning of the year	$ 1,377	$ 1,506	$ 1,196
Service cost	180	174	126
Interest cost	91	84	58
Settlement loss	–	193	–
Benefits paid	–	(524)	–
Actuarial loss (gain)	256	(56)	126
Total net reserves, beginning of year	$ 1,904	$ 1,377	$ 1,506
Reconciliation of funded status			
Funded status	$ (1,904)	$ (1,377)	$ (1,142)
Unrecognized actuarial loss	581	451	224
Net amount recognized as year-end	$ (1,323)	$ (926)	$ (918)
Amounts recognized in the statement of financial position			
Accrued benefit liability	$ (1,629)	$ (926)	$ (918)
Accumulated other comprehensive income	306	–	–
Net amount recognized as year-end	$ (1,323)	$ (926)	$ (918)
Component of net periodic benefit cost			
Service cost	$ 180	$ 174	$ 126
Interest cost	91	84	58
Recognized actuarial loss	126	80	3
Net periodic benefit cost	397	338	187
Additional loss due to settlement	–	193	–
Net amount recognized in year	$ 397	$ 531	$ 187

In accordance with SFAS 87 "Employers' Accounting for Pensions", an additional amount of $306 was recorded in 2005 in accumulated other comprehensive income in shareholders' equity in the accompanying consolidated financial statements as the unfunded accrued benefit liability exceeded the accrued pension cost. Actuarial assumptions used in estimating obligations are a discount rate of 5.50% (2004: 6.00%; 2003: 6.00%) and average compensation increases of 3.75% (2004: 3.75%; 2003: 4.00%).

15. Taxes

At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company, IPCRe and IPCUSL have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

The Company, IPCRe and IPCUSL do not consider themselves to be engaged in a trade or business in the United States and, accordingly, do not expect to be subject to United States income taxes.

IPCRe Europe Limited is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2005, 2004 and 2003 is not material to the consolidated financial statements.

16. Unaudited Quarterly Financial Data

	Quarter ended March 31, 2005	Quarter ended June 30, 2005	Quarter ended Sept. 30, 2005	Quarter ended Dec. 31, 2005
Gross premiums written	$ 205,841	$ 86,994	$ 165,980	$ 13,572
Net premiums earned	82,038	87,129	207,291	76,064
Net investment income	17,515	14,857	15,731	23,654
Net realized (losses) gains on investments	(3,210)	1,032	(2,002)	(6,376)
Net losses and loss adjustment expenses	37,936	24,434	855,977	154,315
Net income (loss)	43,955	64,050	(656,570)	(74,835)
Net income (loss) per common share – basic	$ 0.91	$ 1.32	$ (13.57)	$ (1.28)
Net income (loss) per common share – diluted	$ 0.91	$ 1.32	$ (13.57)	$ (1.28)

	Quarter ended March 31, 2004	Quarter ended June 30, 2004	Quarter ended Sept. 30, 2004	Quarter ended Dec. 31, 2004
Gross premiums written	$ 210,157	$ 72,906	$ 60,688	$ 34,658
Net premiums earned	83,561	78,145	99,956	93,220
Net investment income	11,563	14,082	11,958	13,617
Net realized gains (losses) on investments	5,663	2,002	(404)	(1,315)
Net losses and loss adjustment expenses	13,548	4,860	115,993	81,207
Net income (loss)	73,628	74,148	(17,798)	8,635
Net income (loss) per common share – basic	$ 1.53	$ 1.54	$ (0.37)	$ 0.18
Net income (loss) per common share – diluted	$ 1.52	$ 1.53	$ (0.37)	$ 0.18

(Expressed in thousands of United States Dollars, except for per share amounts)

17. Summarized Subsidiary Financial Data

Summarized consolidated financial data of IPCRe Limited and subsidiary, is as follows:

	2005	2004	2003
Gross premiums written	$ 472,387	$ 378,409	$ 322,762
Net premiums earned	452,522	354,882	298,901
Net investment income	71,641	51,220	47,089
Net realized (losses) gain on investments	(10,556)	5,946	13,733
Net losses and loss adjustment expenses	(1,072,662)	(215,608)	(54,382)
Net acquisition costs	(39,249)	(37,682)	(30,867)
General & administration expenses	(25,407)	(20,981)	(17,532)
Net foreign exchange (loss) gain	(2,979)	(1,290)	1,910
Net (loss) income	$ (626,690)	$ 136,487	$ 258,852
Loss ratio [1]	237.0%	60.8%	18.2%
Expense ratio [2]	14.3%	16.5%	16.2%
Combined ratio [3]	251.3%	77.3%	34.4%
Cash & investments	$ 2,559,736	$ 1,900,984	
Balances receivable from reinsureds	180,798	85,086	
Other assets	39,179	41,633	
Total assets	$ 2,779,713	$ 2,027,703	
Unearned premiums	$ 66,311	$ 68,465	
Reserves for losses	1,072,056	274,463	
Other liabilities	19,753	15,824	
Total liabilities	1,158,120	358,752	
Common stock	250,000	250,000	
Additional paid-in capital	1,211,609	595,409	
Retained earnings	67,202	732,392	
Accumulated other comprehensive income	92,782	91,150	
Total shareholder's equity	1,621,593	1,668,951	
Total liabilities and shareholder's equity	$ 2,779,713	$ 2,027,703	

(1) The ratio of net losses and loss adjustment expenses to net premiums earned.
(2) The ratio of net acquisition costs and general & administration expenses to net premiums earned.
(3) The sum of loss ratio and expense ratio.

CORPORATE INFORMATION

Board of Directors of the Company, IPCRe and IPCUSL

James P. Bryce
President & Chief Executive Officer
of the Company, IPCRe and IPCUSL

Peter S. Christie
(Appointed March 17, 2006)
Chairman
Friemann Christie LLC

S. George Cubbon
(Appointed January 1, 2006)
President & Chief Executive Officer
American International Company,
Limited, Bermuda

Kenneth L. Hammond
Retired Vice Chairman & Chief
Executive Officer of Attorney's Liability
Assurance Society (Bermuda) Ltd.

Dr. The Honourable
Clarence E. James
Retired Chief of Staff
Bermuda Hospital Board

Joseph C.H. Johnson
(Resigned December 31, 2005)
Retired Chairman
American International Company,
Limited, Bermuda

Antony P.D. Lancaster
(Appointed March 17, 2006)
Retired Chairman & Chief Executive
Groupama Insurances

Frank Mutch (Chairman)
Retired Lawyer
Conyers Dill & Pearman
Bermuda

Anthony M. Pilling
(Resigned February 21, 2006)
President
One North (Bermuda) Ltd.

Committees of the Board
(As of March 31, 2006)

Executive Committee
Frank Mutch – Chairman
James P. Bryce
S. George Cubbon

Audit Committee
Kenneth L. Hammond – Chairman
Peter S. Christie
Antony P.D. Lancaster
Frank Mutch

Compensation Committee
Dr. Clarence E. James – Chairman
Antony P.D. Lancaster
Kenneth L. Hammond
Frank Mutch

Investment Committee
S. George Cubbon – Chairman
Peter S. Christie
Antony P.D. Lancaster
Kenneth L. Hammond

Nominating Committee
Kenneth L. Hammond – Chairman
Peter S. Christie
Dr. Clarence E. James
Frank Mutch

CORPORATE INFORMATION continued

Officers

James P. Bryce
President & Chief Executive Officer
of the Company, IPCRe and IPCUSL

Stephen F. Fallon
Senior Vice President –
Underwriting of the Company,
IPCRe and IPCUSL

Peter J.A. Cozens
Senior Vice President –
Underwriting of the Company,
IPCRe and IPCUSL

John R. Weale
Senior Vice President &
Chief Financial Officer of the Company,
IPCRe and IPCUSL

Glenn B. Clinton
Vice President –
Underwriting of IPCRe and IPCUSL

Marco Nicolini
Vice President –
Underwriting of IPCRe and IPCUSL

Rob Newman
Vice President & Controller
of the Company, IPCRe and IPCUSL

Steven M. Smith
Assistant Vice President –
Underwriting of IPCRe and IPCUSL

Judy Gardecki
Assistant Vice President –
Claims of IPCRe and IPCUSL

Malcolm Furbert
Secretary of the Company,
IPCRe and IPCUSL

Sharon Jones
Assistant Secretary of the Company,
IPCRe and IPCUSL

ADDRESSES AND SHAREHOLDERS' MEETING

Bermuda
IPC Holdings, Ltd., IPCRe Limited &
IPCRe Underwriting Services Limited
American International Building,
29 Richmond Road, Pembroke HM 08, Bermuda

Tel: +1 441 298-5100 Fax: +1 441 292-8085
E-mail: info@ipcre.bm
Web site: www.ipcre.bm

Mailing Address:
P.O. Box HM 152, Hamilton HM AX, Bermuda

Ireland
IPCRe Europe Limited
AIG Centre, North Wall Quay, Dublin 1, Ireland

Tel: +353 1 672-0202 Fax: +353 1 672-0288

IPC Common Stock
The following table sets out, for the periods indicated, the cash dividends paid per Common Share and the high and low sales prices for the Common Shares as reported by the Nasdaq National Market. Such prices reflect inter dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.

2005	High	Low	Dividends
First Quarter	$ 43.90	$ 38.20	$ 0.24
Second Quarter	40.25	36.75	0.24
Third Quarter	42.31	28.25	0.24
Fourth Quarter	32.70	25.01	0.16

2004	High	Low	Dividends
First Quarter	$ 43.20	$ 37.80	$ 0.20
Second Quarter	40.95	34.78	0.20
Third Quarter	39.00	36.04	0.24
Fourth Quarter	45.00	36.50	0.24

Shareholders' Meeting
The 2006 Annual General Meeting will be held on June 16, 2006, at 9:30a.m. at the American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda.

Independent Auditors
KPMG
Crown House, 4 Par-la-Ville Road,
Hamilton HM 08, Bermuda

Bermuda Counsel
Conyers Dill & Pearman
Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

U.S. Counsel
Sullivan & Cromwell LLP
125 Broad Street, New York,
New York 10004, U.S.A.

Transfer Agent & Registrar
Computershare Investor Services
2 North LaSalle Street, Chicago,
Illinois 60602, U.S.A.

Stock Trading
IPC's Common Shares are traded on The Nasdaq Stock Market under the symbol IPCR.

As of January 31, 2006, there were 73 holders of record of Common Shares.

Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2005 is available, without charge, upon request to investor relations at our Bermuda office. The Form 10-K may also be accessed through the SEC Filings section of our web site.



IPC Holdings, Ltd.

American International Building
29 Richmond Road,
Pembroke HM 08, Bermuda

Tel: +1 441 298-5100
Fax: +1 441 292-8085
Email: info@ipcre.bm
Website: www.ipcre.bm